Exhibit 99.2

ALEXCO RESOURCE CORP.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

For

The Annual General Meeting of Shareholders

To be held on

Thursday, June 4, 2020

TABLE OF CONTENTS

GLOSSARY OF TERMS	3
ATTENDING AND PARTICIPATING AT THE MEETING	5
VOTING AT THE MEETING	6
GENERAL PROXY INFORMATION	6
Appointment of Proxyholder and Registration of Proxyholder	6
Voting by Proxy	7
Completion and Return of Proxy and Registration of Proxy	7
Notice-and-Access	7
Registered Holders	8
Non-Registered Holders	8
Revocability of Proxy	9
Voting Securities and Principal Holders of Voting Securities	9
Particulars of Matters To Be Voted Upon	9
Number of Directors	9
Election of Directors	10
Majority Voting Policy	10
Directors Nominated for Election	10
Attendance at Board and Committee Meetings	13
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	13
Appointment of Auditors	14
Approval of Annual Award Grants to Independent Directors in 2019	14
Excess Annual Award Grant Resolution	15
Recommendation of the Directors	16
Compensation Discussion and Analysis	16
Objectives of Compensation Program	16
Elements of Executive Compensation	16
Role of Compensation Committee	17
Role of CEO	18
Role of Compensation Consultant and Peer Benchmarking and Determination of Comparator Group	18
Consideration of Risks Associated with Compensation Policies and Practices	19
Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation	19
Executive Compensation	20
Determination of Executive Compensation for 2019	20
Short-term Incentive Plan	20
Long Term Incentive Plan and Stock Option Performance Objectives	22
Summary Compensation Table	23
Outstanding Share-Based Awards and Option-Based Awards	24
Incentive Plan Awards – Value Vested or Earned During the Year	25
Pension Plan Benefits	25
Employment Contracts with Named Executive Officers	25
Termination and Change of Control Benefits	26
Performance Graph	27
Director Compensation	28
Determination of Director Compensation for 2019	28

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Outstanding Share-Based Awards and Option-Based Awards	29
Incentive Plan Awards – Value Vested or Earned During the Year	29
Securities Authorized For Issuance Under Equity Compensation Plans	30
Equity Incentive Plans	30
Summary of Option Plan	31
Summary of RSU Plan	33
Summary of DSU Plan	35
Burn Rate	37
Corporate Governance Practices	38
Independence of the Board	38
Board Mandate	41
Board Chair and Lead Director	41
Position Descriptions	41
Board Committees	41
Assessments	42
Orientation and Continuing Education	42
Ethical Business Conduct	42
Nomination of Directors	43
Director Share Ownership Requirements	43
Compensation	43
Director Term Limits and Other Mechanisms of Board Renewal	43
Policies Regarding the Representation of Women on the Board	43
Consideration of the Representation of Women in the Director Identification and Selection Process	44
Consideration Given to the Representation of Women in Executive Officer Appointments	44
Targets Regarding the Representation of Women on the Board and in Executive Officer Positions	44
Number of Women on the Board and in Executive Officer Positions	44
Majority Voting Policy	45
Participation of Directors in Other Reporting Issuers	45
Interlocking Directorships	45
Audit Committee Information	45
Other Information	45
Indebtedness to Corporation of Directors and Officers	45
Management Contracts	46
Interest of Certain Persons or Companies in Matters To Be Acted Upon	46
Interest of Informed Persons in Material Transactions	46
Additional Information	46

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ALEXCO RESOURCE CORP.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9

Telephone: (604) 633-4888 Facsimile: (604) 633-4887

NOTICE OF MEETING

To the Shareholders of Alexco Resource Corp.:

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the “Meeting”) of the holders of common shares (“Shares”) of Alexco Resource Corp. (the “Corporation” or “Company” or “Alexco”) will take place on Thursday, June 4, 2020, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditors’ report thereon for the year ended December 31, 2019;
2.	To fix the number of directors at seven;
3.	To elect directors for the ensuing year;
4.	To appoint the auditors for the ensuing year; and
5.	To approve and ratify the grant of certain equity-based incentive awards in 2019 to the independent directors.

The Meeting will be deemed to be held at the Company’s head office located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, Canada; however, the Meeting will be conducted online only at https://web.lumiagm.com/278974290.

Due to the rapidly evolving global coronavirus (COVID-19) public health emergency and in consideration of the health and safety of our shareholders, colleagues and our broader community, this year’s Meeting will be held in a virtual meeting format only despite the deemed location set forth above. This means that shareholders will not be able to attend the Meeting physically. A virtual-only meeting format is being adopted in response to the COVID-19 situation to enfranchise and give all shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19 (please reference Computershare’s Virtual AGM User Guide available on Alexco’s website at www.alexcoresource.com/investors/annual-general-meeting/).

Registered shareholders and duly appointed proxyholders who participate in the Meeting online will be able to listen to the Meeting, ask questions and vote at the Meeting in real time. Shareholders will not be able to attend the Meeting physically. Please see in the Circular, “Attending, Participating and Voting at the Virtual Meeting” for detailed instructions on how to attend, participate and vote at the Meeting.

The accompanying information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a financial statement and MD&A request form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on April 20, 2020 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting virtually, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

Alexco has elected to use the notice & access provisions (the “notice-and-access provisions”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations for the Meeting. Notice-and-access provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing Alexco to post the Circular and any additional Meeting materials online. Shareholders will still receive this Notice of Meeting and a form of proxy (or voting instruction form if applicable) and may choose to receive a paper copy of the Circular. Alexco will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant Circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

The Meeting materials, including this Notice of Meeting, are available on Alexco’s website at www.alexcoresource.com/investors/annual-general-meeting/ and will remain on the website for at least one full year from the date of this Notice of Meeting. The Meeting materials are also available under Alexco's profile on SEDAR at www.sedar.com.

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Any shareholder who wishes to receive a printed paper copy of the Circular at no cost prior to the date of the Meeting must request a copy from Alexco no later than May 25, 2020 by calling toll-free in North America at 1-844-392-3035, or by e-mailing info@alexcoresource.com. To obtain a paper copy of the Circular after the date of the Meeting, please contact Alexco's Chief Financial Officer at (604) 633-4888. Alexco will send paper copies of the Circular to requesting shareholders at no cost to them within ten calendar days of their request. In order to receive a copy of Alexco’s financial statements and MD&A, a shareholder may also contact Alexco at the contact number above or by sending written request to the Company’s head office address.

To obtain additional information about the notice-and-access provisions, a shareholder may contact Alexco’s transfer agent, Computershare Investor Services Inc., at the following toll-free number: 1-866-964-0492.

DATED as of the 23rd day of April, 2020.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, Chairman & Chief Executive Officer

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ALEXCO RESOURCE CORP.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9

Telephone: (604) 633-4888; Facsimile: (604) 633-4887

INFORMATION CIRCULAR

(As at April 23, 2020, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular. Any capitalized but undefined terms shall have the meanings ascribed to them in the respective documents to which they refer.

“Award”	means any right granted under the Option Plan, RSU Plan and DSU Plan (collectively, the “Equity Incentive Plans”), which includes Options, RSUs and DSUs.
“Board”	means the board of directors of the Corporation.
“business day”	means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.
“Circular”	means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.
“Committee”	means a standing committee of the Board.
“Common Share” or “Share”	means a common share in the capital of the Corporation.
“Comparator Group”	means the group of comparable peers as defined and set out under the heading “Compensation Discussion and Analysis – Role of Compensation Consultant and Peer Benchmarking and Determination of Comparator Group”.
“Corporation” or “Company” or “Alexco”	means Alexco Resource Corp., a company organized under the laws of British Columbia
“DSU”	means a deferred share unit.
“DSU Plan”	means the deferred share unit plan as described under “2019 Equity Plans”.
“EHS&T Committee”	means the Environmental, Health, Safety & Technical Committee of the Board.
“Fair Market Value”	means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on The Toronto Stock Exchange for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on The Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.
“Independent Directors”	means a member of the Board who is not an officer or employee of the Corporation or any of its affiliates.
“Insider”	has the meaning set out in the Toronto Stock Exchange Company Manual.
“Meeting”	means the annual general meeting of Shareholders to be held on June 4, 2020, and any adjournment(s) thereof.
“NYSE American”	means the NYSE American Equities Exchange.

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“NC&G Committee”	means the Nominating and Corporate Governance Committee of the Board.
“NI 52-110”	means National Instrument 52-110 Audit Committees.
“Notice of Meeting”	means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.
“Option”	means a stock option granted under the Stock Option Plan.
“Option Plan”	means the stock option plan as described under “2019 Equity Plans”.
“RSU”	means a restricted share unit.
“RSU Plan”	means the restricted stock unit incentive plan as described under “2019 Equity Plans”.
“Shareholder”	means a holder of Shares.
“SPA”	means the silver purchase agreement entered into with Wheaton Precious Metals Corp.
“TSX”	means the Toronto Stock Exchange.

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ATTENDING AND PARTICIPATING AT THE MEETING

Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiagm.com/278974290. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the virtual Meeting is provided below. The Meeting will begin at 1:30 PM (Vancouver time) on Thursday, June 4, 2020.

Registered Shareholders and duly appointed proxyholders who log into the Meeting online will be able to listen, ask questions and securely vote through the web-based platform, provided they are connected to the internet and follow the instructions set out in this Circular.

In order to attend the Meeting, registered Shareholders and duly appointed proxyholders and guests must log in online as set out below:

•	Step 1: Log in online at https://web.lumiagm.com/278974290
•	Step 2: Follow the instructions below, as applicable:

•	Registered Shareholders: Click “I have a login” and enter in the Username and Password before the start of the Meeting. The Username is the 15-digit control number located on the form of proxy or in the e-mail notification you received from Alexco’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), the Meeting ID is 278974290, and the Password is “alexco2020” (case sensitive). When registered Shareholders using a 15-digit control number login to the Meeting and accept the terms and conditions, registered Shareholders will be revoking any and all previously submitted proxies, in which case, they will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If registered Shareholders DO NOT wish to revoke all previously submitted proxies, they should not accept the terms and conditions, in which case they can only enter the Meeting as a guest.
•	Duly appointed proxyholders: Click “I have a login” and enter a Username and Password before the start of the Meeting. Proxyholders who have been duly appointed and registered with Computershare as described in this Circular will receive an assigned Username by email from Computershare after the proxy voting deadline has passed and the proxyholder has been duly appointed and registered. The Password is “alexco2020” (case sensitive).
•	Guests: Non-registered Shareholders who have not appointed themselves or a third party as a proxyholder and therefore do not have a control number or a Username, may still attend the Meeting by clicking “I am a guest” and completing the online form. Guests will not be able to vote or ask questions at the Meeting.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting must submit their duly completed proxy or voting instruction form (as applicable) AND register their proxyholder with Alexco’s registrar and transfer agent, Computershare, as described below. Shareholders must submit their duly completed proxy or voting instruction form prior to registering the proxyholder. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting and such proxyholder would only be able to attend the Meeting as a guest. A guest will be able to listen to the Meeting but will not be able to ask questions or vote.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

In order to participate online, registered Shareholders must have a valid 15-digit control number (Username) and duly appointed proxyholders must have received an email from Computershare containing their assigned Username.

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VOTING AT THE MEETING

A registered Shareholder or a non-registered Shareholder who has appointed themselves or a third party proxyholder to represent them at the Meeting will appear on a list of Shareholders prepared by Alexco’s registrar and transfer agent, Computershare, for the Meeting.

To have their Shares voted at the Meeting, each registered Shareholder and duly appointed proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/278974290 prior to the start of the Meeting as set forth in more detail above under “Attending and Participating at the Meeting”.

Non-registered Shareholders who appoint themselves or a third party as a proxyholder MUST register with Computershare after submitting their proxy form or voting instruction form (if applicable) in order to receive a Username. Without a Username, proxyholders will not be able to vote at the Meeting.

Please see below detailed instructions regarding appointment and registration of proxyholders and voting by proxy.

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of Alexco for use at the Meeting to be held on June 4, 2020 and at any adjournments thereof. Unless the context otherwise requires, references to Alexco include Alexco and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and employees. The cost of solicitation will be borne by Alexco.

Appointment of Proxyholder and Registration of Proxyholder

If Shareholders wish to appoint a third party proxyholder, they MUST complete the additional step of registering such proxyholder with Alexco’s registrar and transfer agent, Computershare, after submitting their form of proxy by visiting https://www.computershare.com/Alexco by 1:30 PM (Vancouver time) on Tuesday, June 2, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via e-mail. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving a Username to participate in the Meeting and such proxyholder would only be able to attend the Meeting as a guest.

Without a Username, proxyholders will not be able to vote at the Meeting.

US Beneficial Holders

In order to attend and vote at the Meeting, United States beneficial holders (“US Holders”) must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the Meeting. US Holders must follow instructions from their broker or bank included with these proxy materials, or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from the broker, bank or other agent, to then register to attend the Meeting, US Holders must submit a copy of their legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email to: uslegal proxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and received no later than 1:30 PM (Vancouver time) on Tuesday, June 2, 2020. US Holders will receive a confirmation of their registration by email after Computershare receives the registration materials. US Holders may then attend the Meeting and vote their Shares at https://web.lumiagm.com/278974290 during the Meeting. Please note that US Holders are required to register their appointment at http://www.computershare.com/Alexco.

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Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

If a registered Shareholder who has a proxy attends the virtual Meeting and accepts the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot during the Meeting will be counted and the previously submitted proxy will be disregarded. If registered Shareholders DO NOT wish to revoke all previously submitted proxies, they should not accept the terms and conditions, in which case such registered Shareholders can only enter the Meeting as a guest.

Completion and Return of Proxy and Registration of Proxy

Completed forms of proxy must be deposited at the office of Alexco’s registrar and transfer agent, Computershare, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chair of the Meeting elects to exercise his discretion to accept proxies received subsequently. Duly appointed proxyholders will receive an e-mail from Computershare containing an assigned Username after the proxy voting deadline has passed and the proxyholder has been both duly appointed and registered as described above.

In all cases, all proxies must be received and all proxyholders must be registered before 1:30 PM (Vancouver time) on Tuesday, June 2, 2020, or in the case of adjournment or postponement of the Meeting, not less than 48 hours excluding Saturdays, Sundays and holidays, prior to the time of the Meeting.

Notice-and-Access

In February 2013, the Canadian Securities Administrators implemented regulatory amendments to securities laws, including National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to deliver proxy-related materials to their shareholders using the “notice-and-access” mechanism (as defined under NI 54-101, and sometimes referred to herein as the “notice-and-access provisions”) by posting such materials both on SEDAR and a non-SEDAR website, rather than delivering the materials by mail. The use of notice-and-access reduces paper waste and mailing costs to Alexco. In order for Alexco to employ notice-and-access, Alexco must send a notice to Shareholders indicating that the proxy-related materials have been posted electronically and explaining how a Shareholder can access them or obtain from Alexco a paper copy of those materials. Certain of the required elements of such notice have been built into the accompanying Notice of Meeting.

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Alexco is sending this Circular to Shareholders using notice-and-access as permitted by NI 54-101 and NI 51-102.  The Meeting materials, including this Circular, are available on Alexco’s website at

www.alexcoresource.com/investors/annual-general-meeting/ and will remain on the website for at least one full year from the date that the Meeting materials are posted on SEDAR. The Meeting materials are also available under Alexco’s profile on SEDAR at www.sedar.com.

Alexco will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant Circular to some, but not all, shareholders with the notice package in relation to the relevant meeting. In relation to the Meeting, registered Shareholders will receive a paper copy of each of the Notice of the Meeting and a form of proxy, whereas non-registered Shareholders (see “Non-Registered Holders” below) will receive a paper copy of the Notice of the Meeting and a voting instruction form.

Any Shareholder who wishes to receive a printed paper copy of the Circular prior to the date of the Meeting must request a copy from Alexco no later than May 25, 2020 by:

Toll-free in North America: 1-844-392-3035, or
Email info@alexcoresource.com

Alexco will send paper copies of the Circular to requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. To obtain a paper copy of the Circular after the date of the Meeting, please contact the Chief Financial Officer at (604) 633-4888. Alexco will send paper copies of the Circular to requesting shareholders at no cost to them within ten calendar days of their request, if such requests are made after the date of the Meeting.

To obtain additional information about the notice-and-access provisions, Shareholders may contact Alexco’s registrar and transfer agent, Computershare toll free at 1-866-964-0492.

Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, Alexco has distributed copies of the Notice of Meeting, this Circular, the proxy and other materials (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders

Non-registered Shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to Alexco are referred to as “non-objecting beneficial owners” (“NOBOs”). Those non-registered holders who have objected to their Intermediary disclosing ownership information about themselves to Alexco are referred to as “objecting beneficial owners” (“OBOs”).

In accordance with the requirements of NI 54-101, Alexco has elected to send the Meeting Materials directly to NOBOs. If Alexco or its agent has sent these materials directly to you (instead of through an Intermediary), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, Alexco (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Alexco intends to pay for Intermediaries to deliver the Meeting Materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary to OBOs.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

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The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.

Broadridge typically mails a scannable voting instruction form (“VIF”) instead of the form of proxy. Non-Registered Holders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Non-Registered Holders may call a toll-free number or go online to www.proxyvote.com to vote. The Company may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their Shares.

The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Non-Registered Holder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.

Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Revocability of Proxy

Only registered Shareholders have the power to revoke proxies previously given. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Shareholder or by attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of Alexco, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting.

If registered Shareholders are using a 15-digit control number to login to the Meeting and accept the terms and conditions, such registered Shareholders will be revoking any and all previously submitted proxies, in which case, they will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If registered Shareholders DO NOT wish to revoke all previously submitted proxies, they should not accept the terms and conditions, in which case such registered Shareholders can only enter the Meeting as a guest.

Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and, if necessary, revoke the proxy on their behalf.

Voting Securities and Principal Holders of Voting Securities

Alexco is authorized to issue an unlimited number of Shares without par value. As at April 23, 2020, the record date for the Meeting, 124,657,339 Shares were issued and outstanding. Holders of record of Shares at the close of business on April 23, 2020 are entitled to receive notice of and to vote at the Meeting. The holders of Shares are entitled to one vote for each Share held.

To the knowledge of the directors and executive officers of Alexco, as at the record date, April 23, 2020, no persons or companies beneficially own, control or direct, directly or indirectly, Shares carrying ten percent (10%) or more of the voting rights attached to all outstanding Shares of Alexco.

Particulars of Matters To Be Voted Upon

Number of Directors

Shareholder approval will be sought to fix the number of directors at seven, and unless instructed otherwise the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote in favour of this proposal.

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Election of Directors

Majority Voting Policy

The Board adopted a Majority Voting Policy on May 1, 2013, as amended March 13, 2019, pursuant to which if, in an uncontested election of directors, the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the chair of the Board. The N&CG Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering all factors deemed relevant. The Board must take formal action on the N&CG Committee’s recommendation within 90 days of the date of the applicable Shareholders' meeting and announce its decision by press release. Absent exceptional circumstances, the Board will be expected to accept the resignation which will be effective on such date. If the Board declines to accept the resignation, it will include in the press release the reason(s) for its decision.

Directors Nominated for Election

The Board proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees as of April 23, 2020, is as follows:

Name and Jurisdiction of Residence(5)	Positions Held Within the Corporation	Principal Occupation and Experience(5)(9)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)
Clynton R. Nauman (71) Washington USA	Chairman & Chief Executive Officer and Director

Mr. Nauman was named Chairman of the Corporation in April 2017 and has been Chief Executive Officer since December 2004.

Mr. Nauman was General Manager of Kennecott Minerals from 1993-1998 and was the President and CEO of Viceroy Resource Corporation from 1998-2002. Mr. Nauman’s more than 40 years of diversified experience in the mineral industry, ranges from exploration and business development to operations and corporate management in the precious metals, base metals and coal sectors.

Mr. Nauman holds a B.Sc. (Hons) in geology.

			Since December 3, 2004	4,277,235 Shares(7) 2,235,000Options 83,334 RSUs 130,000 DSUs
Elaine Sanders (50) British Columbia Canada	Director(1)(2)(4)(8)

Ms. Sanders is Vice President, Chief Financial Officer and Corporate Secretary for Trilogy Metals Inc. (“Trilogy”) and is responsible for all aspects of financial services, financial reporting, and corporate governance.

Prior to Trilogy, Ms. Sanders served as Vice President, Chief Financial Officer and Corporate Secretary for NovaGold Resources Inc. and has more than 25 years of experience in audit, finance, and accounting with public and private companies. Ms. Sanders has been involved with numerous financings and acquisitions, and has listed companies on both the TSX and NYSE American.

Ms. Sanders holds a Bachelor of Commerce degree from the University of Alberta, is a Canadian qualified Chartered Professional Accountant and a Certified Public Accountant in the United States.

			Since June 28, 2016	113,771 Shares 385,000 Options 16,667 RSUs 25,000 DSUs

Management Information Circular | 10

Name and Jurisdiction of Residence(5)	Positions Held Within the Corporation	Principal Occupation and Experience(5)(9)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)
Karen McMaster (55) Northwest Territories, Canada	Director (2)(3)(4)(8)

Since 2003, Ms. McMaster, BA, LLB, MBA has worked as an independent consultant focusing on strategic and economic development of organizations including risk assessment, contract management, EHS excellence, governance and capacity building at the community level.

Ms. McMaster’s positions have included In-house Legal Counsel and Investor Relations Advisor for Caledonia Mining Corporation, In-house Legal Counsel for Rio Algom Limited, Senior Internal Auditor for BHP Billiton PLC and Operations Leader for the Alaska Highway Aboriginal Pipeline Coalition in the Yukon.

Ms. McMaster holds a Bachelor of Arts, Bachelor of Laws and a Masters of Business Administration in Business and Sustainability.

			Since April 11, 2018	18,171 Shares 220,000 Options 22,000 RSUs 25,000 DSUs
Michael D. Winn (58) California USA	Director(3)

Mr. Winn is President of Seabord Capital Corp. (“Seabord”), which provides investment analysis and financial services to companies operating in the energy and mining sectors and is also a director of several TSX-listed companies involved in mineral exploration in Canada, Latin America, Europe and Africa.

Prior to starting Seabord in 2013, Mr. Winn was President of Terrasearch Inc. and also worked as an analyst for Global Resource Investments Ltd. (1993 to 1997) where he specialized in the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992.

Mr. Winn received a B.S. in geology from the University of Southern California.

			Since January 11, 2005	198,333 Shares 420,000 Options 16,667 RSUs 25,000 DSUs
Richard N. Zimmer (72) British Columbia Canada	Lead Director(1)(3)

Mr. Zimmer is currently a member of the board of directors of several publicly-listed and private companies including Capstone Mining Corp. and Ascot Resources Ltd. in addition to being a member of the Canadian Institute of Mining and Metallurgy and the Association of Professional Engineers of British Columbia.

Formerly, Mr. Zimmer was the President and CEO of Far West Mining Ltd. He has over 40 years of Canadian and international mining experience, including 15 years with Teck Cominco Limited, where he was Vice President and Project Manager of Teck-Pogo Inc. and also managed several operations and development projects. Prior to his work with Teck Cominco, Mr. Zimmer was Senior Staff Engineer with Bow Valley Industries Ltd. and held various positions at Key Lake Mining Corporation, where subsequently he became the Key Lake mine superintendent.

Mr. Zimmer holds a Bachelor of Science (Chemistry and Mathematics), a Bachelor of Engineering (Mining), and an MBA.

			Since May 2, 2012	157,632 Shares 320,000 Options 16,667 RSUs 25,000 DSUs

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Name and Jurisdiction of Residence(5)	Positions Held Within the Corporation	Principal Occupation and Experience(5)(9)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)
Rick Van Nieuwenhuyse (64) British Columbia Canada	Director(2)(3)(8)

Currently, Mr. Van Nieuwenhuyse is President and CEO of Contango Ore advancing the Tetlin gold project to production in Alaska. Immediately prior to joining Contango Ore, Mr. Van Nieuwenhuyse was President and CEO of Trilogy a mineral exploration and development company since 2011.

Prior to establishing Trilogy, Mr. Van Nieuwenhuyse was founder, President and Chief Executive Officer of NovaGold Resources Inc., and prior to that was Vice President of Exploration for Placer Dome Inc. He brings years over 25 years of working experience and knowledge of Alaska and Western Canada to the Company, managing projects from grassroots discovery through to advanced feasibility studies and production.

Mr. Van Nieuwenhuyse holds a Candidature degree in Science and a M.Sc. in geology. he has received a number of industry awards including the Colin Spence Award and the Thayer Lindsey Award for his role in the discoveries at Donlin and Bornite in Alaska, as well as the Robert Hedley Award for his ground breaking work with the Tahltan First Nation associated with the Galore Creek project in British Columbia.

			Since January 11, 2005	172,281 Shares 420,000 Options 16,667 RSUs 25,000 DSUs
Terry Krepiakevich (67) British Columbia Canada	Director(1)(4)(8)

Mr. Krepiakevich is currently a member of the board of directors of several publicly-listed and private companies and has been since July 2011.

Prior to these appointments he was the Chief Financial Officer of SouthGobi Resources Ltd., a TSX and Hong Kong publicly-listed mining company, from 2006 – 2011. Additionally, Mr. Krepiakevich was Chief Financial Officer for Extreme CCTV Inc., a publicly traded company on the TSX involved in manufacturing high tech surveillance equipment, and Vice-President Finance and Chief Financial Officer of Maynards Industries Ltd., a private firm specializing in retailing, auctioneering, liquidating, and mergers and acquisition services. Mr. Krepiakevich was a senior officer in a number of private and public issuers.

Mr. Krepiakevich is a Canadian qualified Chartered Professional Accountant and is a member of the Institute of Corporate Directors.

			Since July 22, 2009	176,025 Shares 420,000 Options 16,667 RSUs 25,000 DSUs

(1)	Member of the Audit Committee.
(2)	Member of the N&CG Committee.
(3)	Member of the EHS&T Committee.
(4)	Member of the Compensation Committee.
(5)	The information as to the jurisdiction of residence and principal occupation has been furnished by the respective individuals.
(6)	The information as to Shares beneficially owned, controlled or directed, directly or indirectly, as at April 23, 2020, not being within the knowledge of Alexco, has been furnished by the respective individuals.
(7)	Includes 1,940,299 shares owned by ALM Investments ULC (formerly Asset Liability Management Group ULC), which company is controlled by Clynton Nauman.
(8)	Member of Special Committee, which was formed for the purpose of providing direction, strategic advice, review and approval in respect of the sale of Alexco Environmental Group (“AEG”) and was in place for the period from April 17, 2019 to February 14, 2020.
(9)	See “Participation of Directors in Other Reporting Issuers” for information related to the director’s board participation.

As of the date of this Circular, the standing committees of Alexco are the Audit; N&CG; Compensation; and EHS&T committees.

Management Information Circular | 12

Unless instructed otherwise, the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote for the election of the foregoing individuals as directors to hold office until the close of the next following annual general meeting of the Shareholders or until their successors are elected.

Attendance at Board and Committee Meetings

The following table contains the attendance record of each director for all Board and Committee meetings since the beginning of the most recently completed financial year, being the year ended December 31, 2019:

Name of Director	Board	Audit	Compensation	Nominating & Corporate Governance	Environmental, Health, Safety & Technical	Special	Total
Clynton R. Nauman	16 out of 16	n/a	n/a	n/a	n/a	n/a	16 out of 16 (100%)
Elaine Sanders	15 out of 16	6 out of 6	6 out of 6	3 out of 3	n/a	11 out of 11	41 out of 42 (98%)
Karen McMaster	16 out of 16	n/a	5 out of 5	3 out of 3	5 out of 5	11 out of 11	40 out of 40 (100%)
Michael D. Winn	16 out of 16	n/a	n/a	n/a	5 out of 5	n/a	21 out of 21 (100%)
Richard N. Zimmer	16 out of 16	6 out of 6	1 out of 1	n/a	5 out of 5	n/a	28 out of 28 (100%)
Rick Van Nieuwenhuyse	15 out of 16	n/a	n/a	3 out of 3	5 out of 5	11 out of 11	34 out of 35 (97%)
Terry Krepiakevich	16 out of 16	6 out of 6	6 out of 6	n/a	n/a	11 out of 11	39 out of 39 (100%)

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Alexco, no proposed director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including Alexco) that:
(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or
(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or
(b)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including Alexco) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or
(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

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Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), of Vancouver, British Columbia are the auditors for Alexco. Unless instructed otherwise, the management proxyholders named in the form of proxy accompanying this Circular intend to vote for the re-appointment of PwC as the auditors to hold office for the ensuing year at remuneration and on terms of engagement to be fixed by the directors.

PwC were first appointed as Alexco's auditors in 2005.

Approval of Annual Award Grants to Independent Directors in 2019

At the Meeting, Shareholders will be asked to pass an ordinary resolution to approve and ratify the grant of certain equity-based incentive awards to the Independent Directors which are in excess of the annual Grant Limit (as defined below) (the “Excess Annual Award Grant”). The Company’s directors unanimously recommend that the Shareholders vote in favour of the Excess Annual Award Grant.

Background

As is the case with other TSX-listed companies, Alexco has a long-standing tradition of using equity-based incentive awards to secure for the Corporation and its shareholders the benefits inherent in share ownership by directors, officers, employees and service providers who will be largely responsible for the Corporation's future growth and success, by providing such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation.

In the fall of 2019, consistent with past practice, the Corporation’s Compensation Committee initiated its annual compensation determination process and provided its final recommendations to the Board regarding base salaries for the upcoming year and equity-based incentive awards and annual bonus awards for the year just completed (the “Annual Awards”), as well as recommendations regarding director compensation for the upcoming year.

Several factors led to the Corporation changing the grant of Annual Awards from occurring in the month of January of the following year to occurring in December of the current year.

Firstly, the Corporation has historically waited until January for its environmental subsidiary business, Alexco Environmental Group (“AEG”), to compile its annual results in order to assess Alexco’s performance for the most recently completed year in context of the overall performance for the entire Company. With the pending sale of AEG, the Board determined that it was not necessary to delay the granting of Annual Awards to January and could instead grant these awards in December 2019, resulting in the Annual Awards grant being aligned between the Company’s compensation and financial reporting cycles.

Secondly, on March 19, 2019, the federal government in its 2019 budget proposed to significantly change the taxation of employee stock options. The proposed changes, if enacted, would apply to options granted on or after January 1, 2020. On June 17, 2019, the Canadian tax authorities released draft legislation implementing the changes and requested comments from stakeholders. The proposals would not apply to start-ups and emerging Canadian businesses. Comments were specifically requested on the exemptions that may be offered to the proposed changes; however it was not clear from the guidance that was provided whether the proposed changes would result in the Corporation’s employees being adversely affected. On December 19, 2019, the federal government announced in a news release that the proposed changes to the tax treatment of employee stock options would not come into force on the previously proposed date of January 1, 2020 but that the government would announce details on how it intends to move forward with the measure in Budget 2020, which was scheduled for March 30, 2020 and has since been delayed to an unspecified date as a result of the COVID-19 pandemic.

Although Annual Awards have been previously granted in January (following the Board’s receipt of the Compensation Committee’s recommendations in December of the prior year), the Board, following the recommendation of the Compensation Committee, approved the acceleration of the schedule for granting the Annual Awards for 2019 prior to December 31, 2019 in order to:

•	streamline the internal process for the determination and grant of the Annual Awards for the year just completed, thus aligning the Company’s compensation cycle with its financial cycle;

•	help achieve the intended incentivizing effect of such Annual Awards by mitigating against the uncertainty concerning if or when the proposed changes to the Canadian tax treatment of employee stock options would become effective; and

Management Information Circular | 14

•	provide certainty as to the tax treatment to the Corporation’s employees who were to be granted Options in respect of their performance in 2019.

Going forward, the Corporation will grant Annual Awards in December of each year, such that the Annual Awards for 2021 will be granted in December 2020 and the Annual Awards for 2022 will be granted in December 2021 (the “Annual Awards Grant Schedule”).

As a result of the foregoing, there were effectively two grants of Annual Awards during the year ended December 31, 2019 (the “Double Grant”); one in January 2019 and one in December 2019, meaning the grants were effectively completed eleven (11) months apart as opposed to twelve (12) months apart.

Excess Annual Award Grant

Pursuant to the Corporation’s Equity Incentive Plans, the maximum aggregate grant date fair value (equal to the accounting fair value so determined) of awards under the Option Plan, the RSU Plan and the DSU Plan, together with the Corporation’s other security based compensation arrangements, as applicable, to any Independent Director in any fiscal year cannot exceed $150,000 of which, no more than $100,000 may be in the form of stock options (the “Grant Limit”).

Due to the Double Grant resulting from the new Annual Awards Grant Schedule being revised such that grants would occur in December instead of January going forward, the Independent Directors were effectively granted aggregate Annual Awards twice (being the Double Grant) during the year ended December 31, 2019, which in turn exceeded the annual Grant Limit for the 2019 fiscal year.

The table below sets out the total Excess Annual Award Grant to the Independent Directors that Shareholders are being requested to approve:

Name	DSUs Granted in December 2019 (for 2019 service)	Aggregate Grant Date Fair Value of DSUs(1) $	Options Granted in December 2019 (for 2020 service)	Aggregate Grant Date Fair Value of Options(2) $	Total ($)	Remaining Grant Date Fair Value Room Available(3) $	Excess Annual Award Grant $
Terry Krepiakevich	25,000	65,250	60,000	75,000	140,250	(18,500)	121,750
Rick Van Nieuwenhuyse	25,000	65,250	60,000	75,000	140,250	(18,500)	121,750
Michael D. Winn	25,000	65,250	60,000	75,000	140,250	(18,500)	121,750
Richard N. Zimmer	25,000	65,250	60,000	75,000	140,250	(18,500)	121,750
Elaine Sanders	25,000	65,250	60,000	75,000	140,250	(18,500)	121,750
Karen McMaster	25,000	65,250	60,000	75,000	140,250	(18,500)	121,750
Total:	150,000	391,500	360,000	450,000	841,500	(111,000)	730,500

Notes:

(1)	This column includes the grant date fair value of DSUs awarded by Alexco to the Independent Directors in December 2019. Grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair value of the award for December 2019 was $2.61 per DSU granted.

(2)	This column includes the grant date fair value of Options awarded by Alexco to the Independent Directors in December 2019. Grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model and determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair value of the award for December 2019 was $1.25 per Option granted. The weighted average grant date fair values of all options granted during the 2019 financial year were estimated by assuming a risk-free interest rate of 1.75% per annum, an expected life of options of 4 years, an expected volatility of 67%, an expected forfeiture rate of 1% and no expected dividends. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model.

(3)	The remaining grant date fair value room available is determined by subtracting the Grant Date Fair Value of the Options and RSUs granted in January 2019, which totaled $131,500, from the annual Grant Limit of $150,000.

The Double Grant and the resulting Excess Annual Award Grant arose as a direct result of the shift in the Annual Awards Grant Schedule solely due to 2019 being the first fiscal year of the new Annual Awards Grant Schedule.

As a result of the foregoing, Shareholders will be asked to pass an ordinary resolution at the Meeting to approve and ratify the Excess Annual Award Grant with effect to the date of the grant. Going forward, Annual Award Grants will be administered in December of the fiscal year in question rather than in January of the following fiscal year.

Excess Annual Award Grant Resolution

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation, regarding the approval and ratification of the Excess Annual Award Grant (the “Excess Annual Award Grant Resolution”), the text of which is set out below:

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“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the Excess Annual Award Grant, as described in the Management Information Circular of the Corporation dated April 23, 2020, be and is hereby authorized, ratified and approved with effect on December 13, 2019; and
2.	any director or officer of the Corporation is hereby authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

In order to be passed, the Excess Annual Award Grant Resolution requires the affirmative vote of a majority of the votes cast at the Meeting.

Recommendation of the Directors

The Board, having reviewed and considered all facts respecting the approval of the Excess Annual Award Grant, and recommends that Shareholders vote in favour of the Excess Annual Award Grant Resolution. It is the intention of the persons named in the accompanying Proxy, if not expressly directed to the contrary in such Proxy, to vote such proxies FOR the Excess Annual Award Grant Resolution.

Compensation Discussion and Analysis

The following compensation discussion and analysis (the “Compensation Discussion and Analysis”) describes and explains the significant elements of Alexco’s compensation program, with particular emphasis on the process for determining compensation payable to the CEO, CFO, and the three other most highly compensated executive officers whose total compensation for the most recent financial year is at least $150,000 (collectively, the “Named Executive Officers” or “NEOs”). For the year ended December 31, 2019, the NEOs of Alexco are comprised of the CEO, the CFO, the President and the Vice President, Exploration of Alexco as well as the President of Alexco’s subsidiary, Alexco Environmental Group (“AEG”). On February 14, 2020, the Company entered into a share purchase agreement (the “SPA”) for the sale of the Company’s Alexco Environmental Group of companies to AEG’s executive management, led by Jim Harrington, AEG President. As a result of the sale of AEG on February 14, 2020, Jim Harrington, will not be considered an NEO for years subsequent to December 31, 2019.

Objectives of Compensation Program

The objectives of Alexco’s compensation program are to attract, hire, retain and incentivize highly qualified executive officers and directors who will drive the success of Alexco, while at the same time promote a greater alignment of interests between such executive officers and directors and Alexco’s shareholders. Alexco’s compensation program is designed to recruit and retain key individuals and reward individual and company performance with compensation that has long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Elements of Executive Compensation

Executive compensation comprises three main elements: base salary, annual bonus incentive and equity-based incentive awards. Alexco positions executive pay relative to its Comparator Group with total direct compensation targeted around the median of the Board approved peer group. In addition, when setting compensation levels, the Board and management take into consideration tenure, experience, performance and the complexity of the role that the Executive holds. Through the design of both the Short and Long-Term Incentive Plans, Alexco targets the opportunity to earn between P50 to P75 contingent on the achievement of performance against a set of performance objectives defined by the Board at the beginning of each fiscal year.

1.	Base Salary – The primary element of Alexco’s compensation program is base salary. Alexco considers a competitive base salary to be a necessary element for attracting and retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance, and by comparisons to the base salaries and total compensation paid to executives of comparable publicly traded companies within the Canadian mining sector. For benchmarking purposes, Alexco targets a range for executive officer base salaries at each positional level which is +/-20% of a midpoint that is developed from the median (“P50”) of the Comparator Group.
2.	Annual Bonus – Annual performance-based cash incentives are a variable compensation element intended to encourage and recognize strong levels of performance by linking compensation to achievement of corporate and individual goals and objectives. Annual bonus awards are evaluated against predefined corporate and personal objectives and finalized at the discretion of the Board based on the achievement against each objective (see “Short Term Incentive Plan – Performance Objectives” for a summary of the 2019 objectives and the level of achievement against each objective). The Compensation Committee is responsible for reviewing the Company’s performance against management’s objectives for the year and recommending to the Board annual bonuses after taking into consideration recommendations by management awards for executives based on a percentage of the targeted performance. The Compensation Committee considers a number of key performance indicators, generally relative to budget expectations and achievement of corporate objectives that are set by management early in the year and agreed upon by the Board. The annual cash incentive bonus targets for the NEO’s along with the percentage of the amounts awarded which take into consideration the overall company performance are as follows:

Management Information Circular | 16

NEO Name	NEO Position	2019 Target Bonus of Base Salary	Percentage of 2019 Target Awarded [1]
Clynton R. Nauman	Chairman and CEO	40%	67%
Brad Thrall	President	25%	103%
Michael Clark	CFO	25%	94%
Al McOnie	VP Exploration	12%	139%
Jim Harrington[2]	AEG President	15%	-
(1)	The results of the 2019 annual bonus plan are described in more detail under the “Determination of Executive Compensation for 2019” section.
(2)	Effective February 14, 2020, Jim Harrington is no longer considered an NEO as a result of the sale of AEG.

3.	Equity-Based Incentive Awards – Equity-based incentive awards take the form of Options, RSUs and DSUs granted under Alexco’s Equity Incentive Plans. The award of incentive Options, RSUs and DSUs are intended to give each holder an interest in preserving and maximizing shareholder value in the longer term, to align the interests of executive officers with those of Shareholders, and to enable Alexco to attract and retain individuals with experience and ability. Such equity-based incentive awards are considered when reviewing executive officer compensation packages as a whole. Options generally have a five-year term, are typically subject to vesting provisions over two years, and carry an exercise price equal to the Fair Market Value of the common shares as at the date of grant. RSU awards generally vest over two years (one third on grant and one third on each of the first and second anniversaries of the award), and are settled by issuance of Shares from treasury. DSU awards are only available to Directors of the Company, including the CEO, and vest immediately and are redeemed upon the director ceasing to be a director at which time they are settled by issuance of Shares from treasury. The periodic award of Options, RSUs and DSUs, which generally occurs at the end of the calendar year, is determined by the Board based on the recommendations of the Compensation Committee, is discretionary and takes into account previously granted equity-based incentive awards as well as typical market practices of the Comparator Group of companies and the available room under the Shareholder-approved Equity Incentive Plans.

Note that in 2019 the Company elected to accelerate the date of annual equity grants to the month of December, which in previous years was completed in the month of January (of the following year). The result is that there were effectively two equity grants to the Board and management during 2019; one in January 2019 and one December 2019, effectively eleven (11) months apart as opposed to twelve (12) months apart. Going forward the Corporation will now only make annual bonus payments and equity grants determinations, if any, in December of each year.

Role of Compensation Committee

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending to the Board levels of compensation for Alexco’s executive officers as well as certain key employees and non-executive officers for approval by the Board, and for recommending compensation for directors, including the granting of equity-based incentive awards for approval by the Board. The full responsibilities, powers and operating procedures of the Compensation Committee are outlined in its charter, a copy of which is attached as Schedule “B” hereto.

Each fall, the Compensation Committee initiates the annual compensation determination process, including considering the retention of an independent compensation consultant, establishing guidance in formulating the current year’s recommendations and determining the current year’s Comparator Group, all to the extent considered appropriate. Over the remainder of the year, the Compensation Committee receives and reviews the advice of the compensation consultant, if retained, and the recommendations of the CEO regarding compensation determinations. In the later part of the current year, typically December the Compensation Committee determines its final recommendations to the Board regarding base salaries for the upcoming year and equity-based incentive awards and annual bonus awards for the year just completed, as well as recommendations regarding director compensation for the upcoming year.

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As at December 31, 2019 and as the date of the Circular, the members of the Compensation Committee were Elaine Sanders, Terry Krepiakevich and Karen McMaster, each of whom, in the opinion of the Board, is independent as prescribed by NI 52-110 under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. Ms. Sanders is the Vice President, Chief Financial Officer and Corporate Secretary for Trilogy. Prior to Trilogy, Ms. Sanders served as Vice President, Chief Financial Officer and Corporate Secretary for NovaGold Resources Inc. Ms. Sanders has over 25 years’ experience in audit, finance, and accounting with public and private companies. Mr. Krepiakevich is a member of the board of directors of a number of publicly-listed companies and has over 30 years’ experience as a director and senior executive of a number of publicly-listed international companies, including SouthGobi Resources Ltd., Extreme CCTV Inc. and Maynards Industries Ltd. and accordingly has had extensive dealings with executive compensation matters in such capacities. Ms. McMaster has worked as an independent consultant focusing on strategic and economic development of organizations including risk assessment, contract management, EHS excellence, governance and capacity building at the community level and her experience includes positions as In-house Legal Counsel and Investor Relations Advisor for Caledonia Mining Corporation, In-house Legal Counsel for Rio Algom Limited, Senior Internal Auditor for BHP Billiton PLC and Operations Leader for the Alaska Highway Aboriginal Pipeline Coalition in the Yukon. Through the combined business experiences of its members, including experience with the management of public companies generally and with financial and compensation determination matters in particular, the Board considers the Compensation Committee to possess the skills and experience necessary to make decisions on the suitability of Alexco’s compensation policies and practices.

Role of CEO

During the compensation determination process, the CEO completes a review of the performance of Alexco’s executive officers as well as certain key employees and non-executive officers for the year just completed. This review entails a qualitative assessment of each individual’s performance, with reference to both the success of Alexco and the individual’s contribution. The individual’s contribution is qualitatively assessed with reference to a number of key performance indicators as described above under “Elements of Executive Compensation”, and in the context of circumstances and challenges arising through the year. Based on these assessments, the CEO makes a recommendation to the Compensation Committee regarding base salary, annual bonus and equity-based incentive awards, which the Compensation Committee takes into consideration when determining its final recommendations to the Board.

Role of Compensation Consultant and Peer Benchmarking and Determination of Comparator Group

In 2019, the Compensation Committee retained Global Governance Advisors (“GGA”) as its independent Compensation Consultant. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. In 2019, GGA updated its review of the Company’s compensation philosophy, a detailed review of executive and director compensation including a proposed updated Comparator Group for the Company and a detailed compensation review for the Company’s executives, key personnel and directors to the peer companies’ executive and independent director pay levels and practices for 2019 and 2020. GGA also provided a summary of pay trends in the mining sector that was based on GGA’s Global Mining compensation surveys, database and professional experience with similar organizations.

A summary of executive compensation-related fees billed by GGA or other compensation consultants, for each of the two most recently completed financial years are summarized as follows:

Financial Year Ended December 31	Executive Compensation-Related Fees	All Other Fees
2019	$13,880	Nil
2018	$31,610	Nil

For 2019, to identify appropriate comparable peer companies, the Company used the following criteria for the Comparator Group:

•	Public company listed on either a TSX or major U.S. stock exchange;
•	Similar sized revenues and assets to that of Alexco;
•	Market capitalization between 0.25 to 4 times the size of Alexco; and

Management Information Circular | 18

•	Operates in the metals and mining sector.

These criteria were validated by GGA and Alexco’s Compensation Committee.

For 2019, the Comparator Group was amended as follows:

•	Of the 2018 Comparator Group, twelve (12) companies (Americas Silver Corporation, Bear Creek Mining Corporation, Endeavour Silver Corp., Excellon Resources Inc., Great Panther Silver Ltd., Sabina Gold & Silver Corp, Sierra Metals Inc., Silvercorp Metals Inc., SilverCrest Metals Inc., Trilogy Metals Inc., Victoria Gold Corp. and Wesdome Gold Mines Ltd.) continued to be appropriate and were retained for the 2019 Comparator Group; and

•	Belo Sun Mining Corp., Harte Gold Corp., Osisko Mining Inc., and Roxgold Inc. met the criteria set out above and were added the 2019 Comparator Group.

Below is the 2019 Comparator Group:

Comparator Group
Americas Silver Corporation Bear Creek Mining Corp. Belo Sun Mining Corp. Endeavour Silver Corp. Excellon Resources Inc. Great Panther Mining Limited Harte Gold Corp. Osisko Mining Inc.	Roxgold Inc. Sabina Gold & Silver Corp. Sierra Metals Inc. Silvercorp Metals Inc. SilverCrest Metals Inc. Trilogy Metals Inc. Victoria Gold Corp. Wesdome Gold Mines Ltd.

Consideration of Risks Associated with Compensation Policies and Practices

The Board is responsible, in participation with management, for reviewing and identifying what are perceived to be the principal risks to Alexco. These risks include but are not limited to those arising from Alexco’s compensation policies and practices, such as the risk that an executive officer or other employee is incentivized to take inappropriate or excessive risks, or that such policies and practices give rise to any other risks that are reasonably likely to have a material adverse effect on Alexco. The Board undertakes this review with management on at least an annual basis, and ensures that the Compensation Committee adequately considers risks arising from Alexco’s compensation policies and practices when determining its recommendations to the Board regarding the compensation of executive officers. The Company is of the view that its compensation programs do not incent its executives to take undue risks because:

•	executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards;
•	the Company’s risk mitigation practices include caps on annual incentive payouts to avoid excessive or extreme compensation awards;
•	annual incentive metrics that include a balance of key performance indicators that are not focused on a single financial measure; and
•	an incentive claw back policy (the “Claw Back Policy”) for both short-term and long-term variable compensation is in place.

In addition, the Board maintains discretion related to the affordability of the incentive payouts and maintains the right to determine if an incentive is paid, as well as the settlement feature (i.e. cash or equity).

Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation

Alexco has adopted a policy expressly forbidding directors and all employees, including executive officers, from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation.

Effective April 24, 2018, the Board approved the adoption of a Claw Back Policy for Alexco. Under the Claw Back Policy, in situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of, or affected by, a material restatement of all or a portion of the Company’s financial statements; (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial results been properly reported, then the Board may, to the extent permitted by applicable laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the Company’s annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.

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Executive Compensation

Determination of Executive Compensation for 2019

During 2019, operating results within the environmental services business were reasonable given the focus on capacity expansion of the business, with annual revenues reaching record highs of $29 million. Keno Hill exploration and surface infrastructure efforts were particularly successful in 2019 as the Company completed an 8,333 meters (“m”) surface exploration drill program and completed a number of surface capital infrastructure projects including the installation of the underground production-related portal, construction of a lined treatment pond, initial construction of a coarse ore storage pad and upgrading of existing haul roads. Furthermore, subsequent to December 31, 2019, the Company sold its environmental consulting business, AEG, to AEG Management for consideration of $13.35 million, with $12.1 million paid on February 14, 2020 and the remaining $1.25 million to be paid on February 14, 2021. Externally, 2019 saw a steady rise in silver prices along with lead and zinc showing a reduction in prices, which resulted in with a substantial improvement on the equities markets in the second half of the year. Share prices of the Comparator Group, had the majority of companies experiencing strong increases in market capitalization during the year. Alexco’s share performance during 2019 resulted in a 160% increase in market capitalization which places it in the upper quartile of its Comparator Group.

Similar to the prior year, the CEO fully endorsed the Compensation Committee’s recommendation to the Board to maintain a freeze on his salary for 2020 following the 2018 reduction of 13.5% in the CEO’s salary.

For short-term incentive purposes, the Compensation Committee considered management’s assessment of performance against corporate objectives for the fiscal year ended December 31, 2019. As a result of the sale of the Company’s environmental consulting business (AEG) subsequent to year end, no performance objectives or assessments were included in relation to AEG. The table below summarizes the corporate objectives and actual results for 2019:

Short-term Incentive Plan

Performance Objectives

	2019 Performance Objectives	Weighting		Weighting (low, med, high)	Actual Result	Assessment
		Points	%
Corporate
1	Generate strategic plans for a variety of Keno Hill operating alternatives in 2019, keyed to market conditions, permitting progress, and put in place a comprehensive financing and working capital strategy for each operating alternative	25	8%	high	Partially achieved. Developed and adhered to strategy to advance Keno Hill towards production, advanced permits with QML being granted but WUL delayed, successful at managing finance strategy	20
2	Maintain corporate general and administrative costs consistent with level of activity	10	3%	low	Achieved. G&A for Alexco has remained consistent compared to prior years, with slight increase related to increased activity	9
3	Target share performance in top quartile of silver peers	50	17%	high	Achieved. Alexco shares performed in top quartile for 2019	44
4	Generate and implement IT and management information systems consistent with level of 2019 activity	10	3%	low	Partly achieved. Developed IT strategy for production, implemented new payroll system and SOX module in ACCPAC	8
5	Ensure internal controls are adequate and no material issues arise from SOX audit	10	3%	low	Achieved. Significantly increased level of SOX testing in 2019.	9
6	Verify compliance with all internal policies, assure all corporate governance mandates are met	15	5%	medium	Achieved. All mandates met with no significant issues	15
7	Generate strategy and successfully monetize the AEG subsidiary business	15	5%	medium	Achieved - AEG sold on February 14, 2020	15
		135				120

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	2019 Performance Objectives	Weighting		Weighting (low, med, high)	Actual Result	Assessment
Mining and Exploration
8	Complete pre-feasibility study for Keno Hill	20	7%	high	Achieved. Announced in March and released in May.	20
9	Develop a two-phase approach to pre-production development at Keno Hill keying off WUL timing, market conditions, corporate strategy	15	5%	medium	Achieved. Developed two-phased approached, completing phase 1 (with exception of WUL) and prepared for phase 2	12
10	Obtain amended water use license ("WUL") in Q3 2019	15	5%	medium	Not achieved. As a result of delays due to Water Board, WUL not granted in 2019. However, we expect clear guidance on timelines and anticipate granting in Q1 or Q2 2020, well within our development timeline	10
11	Upon positive production decision ensure adequate plans and financial capacity are in place to move district to production, especially with respect to mill rehab, underground development, infrastructure upgrades, water treatment facilities, off-take arrangements, professional and operating workforce	25	8%	high	Partially achieved/Partially not applicable. Positive production decision yet to be made, however working towards. Plans completed, off-takers advanced sufficiently and hired General Manager.	20
12	Complete $3 million surface exploration program, generate additional silver resource in vicinity of proposed mining centers	10	3%	medium	Achieved. Completed successful 8,333 meter program	10
13	Initiate study to identify an optimum district production strategy to optimize unit costs, increase product output, and enhance reserve conversion from district silver resource	10	3%	medium	Partially achieved. Identified ounces that meet cut-off, considered throughput at 550 t/d for PFS, updated cost model for production decision, etc.	5
14	Maintain compliance with all permits and authorizations	5	2%	low	Achieved. In compliance with permits	5
15	Ensure Company operates with high level of safety, achieve low incident and severity targets	10	3%	medium	Achieved. Over 6 years without LTA	10
16	Ensure the Company follows best management practices and processes with environmental programs	5	3%	low	Achieved.	5
		115				97

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	2019 Performance Objectives	Weighting		Weighting (low, med, high)	Actual Result	Assessment
ERDC
17	Remain in compliance of all terms and conditions of Amended and Restated Subsidiary Agreement ("ARSA") with Federal Government of Canada	5	2%	low	Achieved. No issues to note	5
18	Approval by Yukon Environmental and Socio-economic Assessment ("YESAB") Mayo Designated Office of Project Proposal	10	3%	medium	Achieved.	10
19	Formally submit the United Keno Hill Mining ("UKHM") Reclamation Project to the Yukon Water Board for the Water License	5	2%	low	Not achieved. Deferred pending YESAB decision document, CIRNAC agreed to Q1 2020 (F2019).	2
20	Achieve Crown-Indigenous Relations and Northern Affairs Canada ("CIRNAC") / Internal Peer Review Panel ("IPRP") approval of all substantive design (engineering and costing)	5	2%	low	Not achieved. Project consultants unable to deliver	2
21	Meet project budget/forecast/schedule while completing all detailed work plans ("DWP") requirements with CIRNAC acceptance.	10	3%	medium	Achieved. Achieved within 2.5% of re-forecasted DWPs	10
22	Support CIRNAC by completing our project tollgates as required for CIRNAC's submission for Treasury Board Approval	5	2%	low	Achieved. However, no longer applicable due to change in government requirements/structure	5
23	Develop a project execution plan and a commercial strategy for execution of the reclamation work. Identify an AKHM – AEG – ERDC and if appropriate First Nation of Na-Cho Nyak Dun ("NND") team for construction, earthworks etc.	10	3%	medium	Partially achieved. Draft execution plan submitted November 20th.	6
		50				40
Total		300				257
Overall Performance 2019						86%

Long Term Incentive Plan and Stock Option Performance Objectives

For long-term incentive purposes, in early 2019 the Board granted equity-based compensation awards to each of the executive officers, in the form of both Options and RSUs. In late 2019 and as described above, annual bonuses for 2019 for each of the executive officers were determined. As previously mentioned, in December 2019 the Company elected to accelerate the date of annual equity grants to the month of December, which in previous years was completed in the month of January (of the following year). The result is that there were effectively two equity grants to the Board and management during 2019; one in January 2019 and one December 2019. Going forward the Corporation will now only make annual bonus payments and equity grants determinations, if any, in December of each year.

All recommendations of the Compensation Committee were accepted and approved by the Board.

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Summary Compensation Table

The following table sets forth information concerning compensation to each of the NEOs during the three most recently completed financial years:

NEO Name And Principal Position	Year	Salary ($)(1)	Share-Based Awards ($)(2)(3)(4)	Option Based Awards ($)(2)(5)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)(7)	Total Compensation ($)(2)
					Annual Incentive Plans ($)(2)(6)	Long-Term Incentive Plans ($)
Amounts reported in US Dollars (1)
Clynton R. Nauman Chairman and CEO	2019 2018 2017	300,000 300,000 346,800	375,377(2) 60,211 89,368	530,788(2) 609,358(8) 331,871	123,800 100,000 134,234(9)	Nil Nil Nil	Nil Nil Nil	51,227 54,932 42,149	1,381,192(2) 1,124,500 944,421
Bradley Thrall President	2019 2018 2017	261,120 261,120 261,120	233,419(2) 15,971 62,558	379,673(2) 412,622(8) 224,723	67,300 75,000 61,817(9)	Nil Nil Nil	Nil Nil Nil	66,770 59,112 52,617	1,008,282(2) 823,826 662,836
Jim Harrington(10) AEG President	2019 2018 2017	228,000 225,811 216,404	Nil Nil Nil	Nil 43,228 37,928	Nil 50,000 37,400	Nil Nil Nil	Nil Nil Nil	43,120 43,032 38,242	271,120 362,071 329,974
Amounts reported in Canadian dollars
Michael Clark CFO	2019 2018 2017	242,550 220,500 210,000	225,750(2) 62,100 81,200	403,500(2) 168,085 196,922	58,400 60,000 47,250	Nil Nil Nil	Nil Nil Nil	31,037 19,045 18,624	961,237(2) 529,730 553,996
Alan McOnie Vice President, Exploration	2019 2018 2017	104,050 120,350 257,040	97,000(2) Nil 34,800	205,500(2) 112,056 246,153	20,000 Nil 30,000	Nil Nil Nil	Nil Nil Nil	5,374 Nil Nil	431,924(2) 232,406 567,993

(1)	Salary and annual bonuses are paid in US currency to Clynton Nauman, Bradley Thrall and Jim Harrington. As a result all compensation in this table related to Clynton Nauman, Bradley Thrall and Jim Harrington is reflected in US dollars. The exchange rates used to convert all of the amounts to US currency for the 2019, 2018 and 2017 financial years were CDN$1.00 = US$0.7537, CDN$1.00 = US$0.7715 and CDN$1.00 = USD$0.7704, respectively. The Company’s financial statements report these amounts in Canadian dollars.
(2)	In December 2019 the Company elected to accelerate the date of annual equity grants to the month of December, which in previous years was completed in the month of January (of the following year). The result is that there were effectively two equity grants to management during 2019; one in January 2019 and one December 2019 (the “Double Grants”). Going forward the Corporation will now only make annual bonus payments and equity grants determinations, if any, in December of each year. Refer to pages 7 through 9 of this Circular for a discussion on the factors leading to the Double Grants.
(3)	This column includes the grant date fair value of RSUs awarded by Alexco to the NEOs during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair value of the awards for the 2019 financial year was Cdn$1.27 for the January grant and $2.61 for the December grant (2018 - Cdn$2.07; 2017 - Cdn$2.32) per RSU.
(4)	This column includes the grant date fair value of DSUs awarded by Alexco to the CEO during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair value of the award for the 2019 financial year was Cdn$2.61 (2018 – N/A; 2017 – N/A) per DSU.
(5)	This column includes the grant date fair value of all Options granted by Alexco to the NEOs during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model and determined by reference to the Fair Market Value of Alexco at the date of grant. The weighted average grant date fair values of all options granted during the 2019 financial year were estimated by assuming a risk-free interest rate of 1.75% (2018 – 2.01%; 2017 – 1.02%) per annum, an expected life of options of 4 (2018 – 4; 2017 – 4) years, an expected volatility of 67% (2018 – 73%; 2017 – 73%), an expected forfeiture rate of 1% (2018 – 2%; 2017 – 2%) and no expected dividends (2018 – nil; 2017 – nil). The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model.
(6)	Annual bonuses are attributed to the financial year in respect of which they have been awarded. For the 2019 the annual bonuses awarded in December 2019 were reflected in the financial statements for the year ended December 31, 2019. For all years prior to 2019, the financial statements reflected the impact of the annual bonuses in the first quarter of the following year.
(7)	Included in “All Other Compensation” are the amounts paid each year for benefits, as well as RRSP and 401K contributions, vehicle allowances, benefits and parking fees paid by Alexco.
(8)	The 2018 Option grant to the CEO and the President in the amounts of 350,000 options and 237,000 options, respectively, included performance-based Options, expiring within five years, whereby these Options will only vest upon the Company reaching 400 tonnes per day of material being milled through the Keno Hill mill for 30 consecutive days.

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(9)	The 2017 annual bonuses for the CEO and President in the amounts of US$134,234 (Cdn$174,236) and US$61,817 (Cdn$80,239), respectively, were settled with 50% of the amount through the issuance RSUs, which vested immediately, and the remaining 50% through a performance-based stock option grant whereby all options will vest upon the Company reaching 400 tonnes per day of material being milled through the Keno Hill mill for 30 consecutive days. Although these annual bonuses are attributed to the year ended December 31, 2017 (being the year in respect of which they have been awarded), the issuance of these bonuses were reflected in Alexco’s financial statements for the first quarter of 2018, being the period when the bonuses were settled.
(10)	Jim Harrington is included as a NEO as a result of becoming the President of AEG in 2018. As a result of the sale of AEG on February 14, 2020, Jim Harrington will not be considered an NEO for years subsequent to December 31, 2019.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of Alexco at December 31, 2019, being the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Clynton R. Nauman Chairman and CEO	375,000 450,000 350,000 700,000(3) 150,000(4) 200,000 385,000	0.60 0.84 2.32 2.07 1.27 1.27 2.61	Feb 11, 2020 Feb 12, 2021 Feb 01, 2022 Jan 29, 2023 Jan 04, 2022 Jan 04, 2024 Dec 13, 2024	900,000 972,000 238,000 651,000 259,500 346,000 150,150	213,333	640,000	Nil
Bradley Thrall President	125,000 300,000 237,000 474,000(3) 100,000(4) 150,000 275,000	0.60 0.84 2.32 2.07 1.27 1.27 2.61	Feb 11, 2020 Feb 12, 2021 Feb 01, 2022 Jan 29, 2023 Jan 04, 2022 Jan 04, 2024 Dec 13, 2024	300,000 648,000 161,160 440,820 173,000 259,500 107,250	113,333	340,000	Nil
Michael Clark CFO	200,000 160,000 150,000 75,000(4) 125,000 220,000	0.84 2.32 2.07 1.27 1.27 2.61	Feb 12, 2021 Feb 01, 2022 Jan 29, 2023 Jan 04, 2022 Jan 04, 2024 Dec 13, 2024	432,000 108,800 139,500 129,750 216,250 85,800	93,333	280,000	Nil
Alan McOnie Vice President, Exploration	200,000 100,000 100,000 110,000	2.32 2.07 1.27 2.61	Feb 01, 2022 Jan 29, 2023 Jan 04, 2024 Dec 13, 2024	136,000 93,000 173,000 42,900	33,333	100,000	Nil
Jim Harrington, AEG President(5)	40,000	2.32	Feb 01, 2022	27,200	Nil	Nil	Nil

(1)	The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2019, which was $3.00, and the exercise price of the options.
(2)	The “Market or payout value of share-based awards that have not vested” is calculated at the closing price of the Shares on the TSX on December 31, 2019, which was $3.00.
(3)	This stock option amount includes 50% of performance-based options that will vest upon the Company reaching 400 tonnes per day of material being milled through the Keno Hill mill for 30 consecutive days.

Management Information Circular | 24

(4)	This stock option amount is a performance-based option that will vest upon the Company reaching 400 tonnes per day of material being milled through the Keno Hill mill for 30 consecutive days.
(5)	Jim Harrington is included as a NEO as a result of becoming the President of AEG in 2018. As a result of the sale of AEG on February 14, 2020, Jim Harrington will not be considered an NEO for years subsequent to December 31, 2019.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2019, for each of the NEOs:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Clynton R. Nauman (4) Chairman and CEO	385,800	457,014	163,594(4)
Bradley Thrall (4) President	275,705	125,561	88,613(4)
Michael Clark CFO	206,475	117,714	58,400
Alan McOnie Vice President, Exploration	133,000	41,854	20,000
Jim Harrington(4)(5) AEG President	23,250	Nil	Nil

(1)	The “Option-based awards – Value vested during the year” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2019 of $3.00 and the weighted average exercise price of the vested options.
(2)	The “Share-based awards – Value vested during the year” is calculated on the closing price of the Shares on the TSX on the various RSU and DSU vesting dates, which have a weighted average share price of $1.57.
(3)	The “Non-equity incentive plan compensation – Value earned during the year” includes cash bonuses awarded subsequent to year end that are attributed to the year ended December 31, 2019. All equity-based awards will be reflected in the year in which they vest.
(4)	This table reflects all amounts in Canadian dollars, while the Summary Compensation Table reports all compensation for Clynton Nauman, Bradley Thrall and Jim Harrington in US dollars. The exchange rate used to convert the amounts to CDN currency for 2019 was US$1.00 = CDN$1.3268.
(5)	Jim Harrington is included as a NEO as a result of becoming the President of AEG in 2018. As a result of the sale of AEG on February 14, 2020, Jim Harrington will not be considered an NEO for years subsequent to December 31, 2019.

Pension Plan Benefits

Alexco does not have any form of pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Employment Contracts with Named Executive Officers

Alexco is party to the following employment agreements (“Executive Employment Agreements”) with the NEOs:

1.	Employment agreement dated effective January 1, 2007 with Clynton Nauman;
2.	Employment agreement dated effective January 1, 2007 with Bradley Thrall; and
3.	Employment agreement dated effective December 15, 2014 with Michael Clark;

Except for the specific duties of each NEO and other than as set forth below, the material provisions of the Executive Employment Agreements are substantially identical. Each Executive Employment Agreement is for an indefinite period unless terminated by either Alexco or the applicable NEO in accordance with the provisions thereof as described below.

As at December 31, 2019 and pursuant to their respective Executive Employment Agreements, Mr. Nauman, Mr. Thrall, and Mr. Clark were entitled to annual base salaries, paid semi-monthly, of US$300,000, US$275,000, and $252,000, respectively. Such annual base salaries are subject to annual review by Alexco.

Each Executive Employment Agreement may be terminated by Alexco upon the NEO dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or voluntarily by the NEO with three months’ notice to Alexco for Mr. Nauman and Mr. Thrall and 2 months’ notice to Alexco for Mr. Clark. Under each Executive Employment Agreement, in the event of termination by Alexco without just cause or termination by the NEO for non-cured material breach or default of the agreement by Alexco, or in the event of termination by the NEO upon a change of control as further described below, the NEO will be entitled to receive a severance payment equal to all compensation (salary plus annual bonus) paid to the NEO under the agreement for the previous fiscal year multiplied by a the applicable multiplying factor (for Mr. Nauman and Mr. Thrall, the multiplying factor is 2.5 and, for Mr. Clark, the multiplying factor is 2), and Alexco shall also continue the NEOs group insurance benefits for 12 months after the date of termination for Mr. Nauman and Mr. Thrall and 6 months for Mr. Clark. In the event of termination by Alexco upon a NEO dying or becoming disabled as described above and so long as the NEO receives life insurance or long-term disability benefits under Alexco’s benefit plans, the NEO will be entitled to receive his then-current salary for one year. If the NEO does not receive such benefits, other than for acts of the NEO resulting in lawful denial of such coverage, then the NEO shall be entitled to receive the amounts due in the event of termination without cause. In the event of termination by Alexco for just cause, or voluntary termination by the NEO, the NEO shall not be entitled to receive any incremental payments or benefits.

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In the event that a change of control (as defined in the Executive Employment Agreements) and described below under “Termination and Change of Control Benefits” occurs, each of the NEOs may terminate his obligations under the agreement by providing one month’s notice in writing to Alexco at any time between the 90th day and the 180th day following the date on which there is a change of control.

If a NEO’s employment with Alexco is terminated, and within two years of such termination for Mr. Nauman and Mr. Thrall, and three years for Mr. Clark, the NEO acquires directly or indirectly other than from Alexco or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by Alexco during the time the NEO was employed by Alexco, the NEO will offer Alexco, in writing, the right to acquire such interest in exchange for reimbursement of his direct or indirect acquisition costs. Alexco shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

Termination and Change of Control Benefits

The Executive Employment Agreements provide for payment or benefits in the event of termination of employment (as described above) or a change of control of the Company. As at the date of this Circular, under the Executive Employment Agreements, a “change of control” is deemed to have occurred when:

(a)	at least 50% in fair-market value of all the assets of Alexco are sold; or
(b)	there is a direct or indirect acquisition by a person or group of persons acting jointly or in concert of voting shares of Alexco that when taken together with any voting shares owned directly or indirectly by such person or group of persons at the time of the acquisition, constitutes 50% or more of the outstanding voting shares of Alexco; or
(c)	a majority of the then-incumbent Board’s nominees for election to the Board are not elected at any annual or special meeting of shareholders of Alexco.

In addition, in 2017 the Board approved the following changes to for any executive contracts entered into in the future:

(a)	a Change of Control clause will have a double trigger, which requires the “change of control” criteria listed above as well as a material change in the executive’s status or responsibilities. This contract for Jim Harrington has a double trigger. The existing contracts for the CEO, CFO and President have single modified triggers which have been grandfathered in.
(b)	employment agreements will not exceed a 2 times multiplier for severance. Currently the CEO and President have a severance provision with a 2.5 times multiplier which has been grandfathered in. The 2.5 times multiplier was adjusted in 2013 from 2 to 2.5 as a result of both the CEO and President agreeing to reduce their salaries by 20%. Furthermore, in 2018 the CEO further reduced his salary by an additional 13.5%.

As at the date of this Circular, each of the Executive Employment Agreements, provides that, in the event of a change of control of Alexco, Alexco shall continue to employ and the Executive shall continue to serve Alexco in the same capacity.

For the NEOs employed by Alexco as at December 31, 2019 (other than Mr. McOnie, whose current consulting agreement does not contain a termination or change of control clause), the following table discloses the estimated incremental amounts payable to each of Mr. Nauman, Mr. Thrall, Mr. Clark and Mr. Harrington under a number of termination or change-of-control circumstances, other than termination by Alexco for just cause or voluntary termination by the NEO. Amounts disclosed in the table below assume that a change of control occurred and/or the NEOs employment was terminated on December 31, 2019.

Management Information Circular | 26

	Clynton R. Nauman Chairman and CEO(3)	Bradley Thrall President(3)	Michael Clark CFO

Termination without just cause, for unremedied breach or default by Alexco, in connection with a change of control, or in event of non-receipt of benefits upon death or disability (1)

Cash severance payment

Group insurance benefits

Accelerated vesting of option-based awards(2)

Total

	US$1,090,992 US$38,671 - US$1,129,663	US$917,468 US$28,272 - US$945,740	$652,238 5,868 - $658,106
Termination upon death or disability where benefits due are received: One year salary	US$300,000	US$275,000	$252,000

(1)	These figures do not include perquisites and other personal benefits where the aggregate amount of such compensation is less than $50,000.
(2)	Under the Equity Incentive Plan, if a bona fide take-over bid is issued that results in the offeror becoming a control person of Alexco within the meaning of the Securities Act (British Columbia), all outstanding Options, RSUs and DSUs immediately become vested for all holders and not just the NEOs. The accelerated vested equity value will be calculated based on the closing transaction price of the acquirer.
(3)	Amounts for Clynton Nauman and Bradley Thrall are reported in US dollars.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Shares, assuming a $100 investment in the Shares on January 1, 2015, with the S&P/TSX Composite Index, assuming dividend reinvestment.

Over the five most recently completed financial years, changes in compensation levels for the NEOs have generally been consistent with changes in shareholder value. Compensation for the NEOs also demonstrates the high level of “at risk” or variable compensation that forms part of the total compensation program for Alexco’s executives. The level of compensation paid to the NEOs has been reflective of the significant advancements made at Alexco’s Keno Hill District properties in the Yukon with the significant exploration success realized in the District through 2019 and advances toward recommencing production in the Keno Hill District.

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Director Compensation

Determination of Director Compensation for 2019

Alexco’s non-executive directors are compensated for their services with an annual fee, as well as by the grant of equity-based incentive awards. Directors are also reimbursed for the cost of individual travel and other ancillary expenses incurred in connection with attending Board and Committee meetings. For the period January 1, 2019 through December 31, 2019, each director (excluding Mr. Nauman, who is an executive director and is compensated as a NEO) received compensation according to the following structure:

Annualized Fees	Amount ($)
Board Member	$36,000
Lead Director	$5,000
Audit Committee Chair	$10,000
Other Committee Chairs	$5,000
Committee Members	$3,750
Special Committee Chair	$10,000
Special Committee Members	$5,000

In addition to the annualized fees disclosed in the table above, each non-executive director was granted Options, RSUs and DSUs under Alexco’s Equity Incentive Plans. The value of these grants for 2019 is provided in the table below.

As previously noted, in December 2019 the Company elected to accelerate the date of annual equity grants to the month of December, which in previous years was completed in the month of January (of the following year). The result is that there were effectively two equity grants to the Board during 2019; one in January 2019 and one December 2019. Going forward the Corporation will now only make equity grants determinations, if any, in December of each year.

The following table sets forth information concerning fees and other compensation provided for the most recently completed financial year, being the year ended December 31, 2019, to the non-executive directors of Alexco:

Name	Fees earned ($)	Share-based awards ($)(1)(2)(5)	Option-based awards ($)(3)(5)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)(5)
Terry Krepiakevich	59,750	128,750	143,000	Nil	Nil	Nil	331,500
Rick Van Nieuwenhuyse	52,250	128,750	143,000	Nil	Nil	Nil	324,000
Michael D. Winn	39,750	128,750	143,000	Nil	Nil	5,625[4]	317,125
Richard N. Zimmer	54,125	128,750	143,000	Nil	Nil	Nil	325,875
Elaine Sanders	56,000	128,750	143,000	Nil	Nil	Nil	327,750
Karen McMaster	50,375	128,750	143,000	Nil	Nil	5,625[4]	327,750

(1)	This column includes the grant date fair value of RSUs awarded by Alexco to the directors in January 2019. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair values of the award for the 2019 financial year were $1.27 per RSU.
(2)	This column includes the grant date fair value of DSUs awarded by Alexco to the directors in December 2019. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair value of the award for the 2019 financial year was $2.61 per DSU.
(3)	This column includes the grant date fair value of Options awarded by Alexco to the directors during the financial year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model and determined by reference to the Fair Market Value of Alexco at the date of grant. The weighted average grant date fair values of all options granted during the 2019 financial year were estimated by assuming a risk-free interest rate of 1.75% per annum, an expected life of options of 4 years, an expected volatility of 67%, an expected forfeiture rate of 1% and no expected dividends. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model.
(4)	Fees paid as remuneration for providing services as director for a subsidiary business.
(5)	In December 2019 the Company elected to accelerate the date of annual equity grants to the month of December, which in previous years was completed in the month of January (of the following year). The result is that there were effectively two equity grants to the Board and Management during 2019; one in January 2019 and one December 2019. Going forward the Corporation will make annual bonus payments and equity grants determinations, if any, in December of the then-current financial year rather than in January of the following financial year. See “Particulars of Matters to be Voted Upon - Approval of Annual Award Grants to Independent Directors in 2019”.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the non-executive directors:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Terry Krepiakevich	150,000 35,000 75,000 100,000 60,000	1.73 2.32 2.07 1.27 2.61	Jun 10, 2021 Feb 01, 2022 Jan 29, 2023 Jan 04, 2024 Dec 13, 2024	190,500 23,800 69,750 173,000 23,400	65,000	195,000	Nil
Rick Van Nieuwenhuyse	150,000 35,000 75,000 100,000 60,000	1.73 2.32 2.07 1.27 2.61	Jun 10, 2021 Feb 01, 2022 Jan 29, 2023 Jan 04, 2024 Dec 13, 2024	190,500 23,800 69,750 173,000 23,400	65,000	195,000	Nil
Michael D. Winn	150,000 35,000 75,000 100,000 60,000	1.73 2.32 2.07 1.27 2.61	Jun 10, 2021 Feb 01, 2022 Jan 29, 2023 Jan 04, 2024 Dec 13, 2024	190,500 23,800 69,750 173,000 23,400	65,000	195,000	Nil
Richard N. Zimmer	50,000 35,000 75,000 100,000 60,000	1.73 2.32 2.07 1.27 2.61	Jun 10, 2021 Feb 01, 2022 Jan 29, 2023 Jan 04, 2024 Dec 13, 2024	63,500 23,800 69,750 173,000 23,400	65,000	195,000	Nil
Elaine Sanders	150,000 35,000 75,000 100,000 60,000	1.78 2.32 2.07 1.27 2.61	Jun 28, 2021 Feb 01, 2022 Jan 29, 2023 Jan 04, 2024 Dec 13, 2024	183,000 23,800 69,750 173,000 23,400	65,000	195,000	Nil
Karen McMaster	60,000 100,000 60,000	1.93 1.27 2.61	May 10, 2023 Jan 04, 2024 Dec 13, 2024	64,200 173,000 23,400	63,667	191,000	Nil

(1)	The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2019 of $3.00 and the exercise price of the options.
(2)	The “Market or payout value of share-based awards that have not vested” is calculated based on the closing price of the Shares on the TSX on December 31, 2019 of $3.00.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2019, for each of the non-executive directors:

Name	Option-based awards – Value vested during the year ($)(1)(4)	Share-based awards – Value vested during the year ($)(2)(3)(4)	Non-equity incentive plan compensation – Value earned during the year ($)
Terry Krepiakevich	129,175	133,262	Nil
Rick Van Nieuwenhuyse	129,175	133,262	Nil
Michael D. Winn	129,175	133,262	Nil
Richard N. Zimmer	129,175	133,262	Nil
Elaine Sanders	129,175	112,335	Nil
Karen McMaster	126,400	99,779	Nil

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(1)	The “Option-based awards – Value vested during the year” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2019 of $3.00 and the weighted average exercise price of the vested options.
(2)	The “Share-based awards – Value vested during the year” is calculated on the closing price of the Shares on the TSX on the various RSU vesting dates, which have a weighted average share price of $1.57.
(3)	The “Share-based awards – Value vested during the year” is calculated on the closing price of the Shares on the TSX on the December 13, 2019 DSU vesting date, which had a share price of $2.61.
(4)	In December 2019 the Company elected to accelerate the date of annual equity grants to the month of December, which in previous years was completed in the month of January (of the following year). The result is that there were effectively two equity grants to the Board and Management during the 2019 financial year (one in January 2019 and one December 2019). Going forward the Corporation will make annual bonus payments and equity grants determinations, if any, in December of the then-current financial year rather than in January of the following financial year. See “Particulars of Matters to be Voted Upon - Approval of Annual Award Grants to Independent Directors in 2019”.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information with respect to Alexco’s compensation plans under which equity securities were authorized for issuance as at December 31, 2019, being the end of the most recently completed financial year.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	11,408,903	$1.81	6,180,683
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	11,408,903	$1.81	6,180,683

Equity Incentive Plans

On June 6, 2019, the Corporation’s shareholders approved the following equity incentive plans:

1.	a stock option plan (“Option Plan”);
2.	a new restricted share unit plan (“RSU Plan”); and
3.	a new deferred share unit plan (“DSU Plan”)

(collectively, the “Equity Incentive Plans”).

Under the policies of the TSX, all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed maximum amount of securities issuable must be approved every three years after institution by a majority of the Corporation’s directors and shareholders.

Purpose

The purpose of the Equity Incentive Plans is to secure for the Corporation and its Shareholders the benefits inherent in share ownership by directors, officers, employees and service providers of the Corporation and its affiliates who will be largely responsible for the Corporation's future growth and success, by providing such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation.

The Equity Incentive Plans, together with any other security based compensation arrangements of the Corporation, collectively provide that the aggregate number of Shares that may be issued or reserved for issuance may not exceed in aggregate 15% of the Corporation’s issued and outstanding Shares from time to time. As of April 23, 2020, there is a balance of 2,344,333 Shares available for future grants under the Option Plan, 3,327,714 Shares available for future grants under the RSU Plan, and 1,820,000 Shares available for future grants under the DSU Plan (representing 6% of the Corporation’s issued and outstanding share capital as at the date of this Circular).

The following are summaries of the material terms of the Equity Incentive Plans and are qualified in its entirety by reference to the specific terms of each of the Option Plan, RSU Plan and DSU Plan, the full text of which are included on SEDAR.

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Summary of Option Plan

The Option Plan is a “rolling” plan, pursuant to which the aggregate number of Shares to be issued under the Option Plan shall not exceed 10% of the Corporation’s issued and outstanding Shares from time to time on a non-diluted basis (the “Corporation’s outstanding issue”) and together with any other security-based compensation arrangements of the Corporation in effect from time to time, shall not exceed 15% of the Corporation’s outstanding issue from time to time.

In addition, the aggregate number of Shares that may be issued and issuable under the Option Plan (when combined with all of the Corporation’s other security-based compensation arrangements, as applicable),

(a)	to insiders shall not exceed 10% of the Corporation’s outstanding issue from time to time;

(b)	to insiders within any one-year period shall not exceed 10% of the Corporation’s outstanding issue from time to time; and

(c)	to any one insider and his or her associates or affiliates within any one-year period shall not exceed 5% of the Corporation’s outstanding issue from time to time.

The maximum aggregate grant date fair value (equal to the accounting fair value so determined) of awards under the New Option Plan together with the Corporation’s other security based compensation arrangements, as applicable, to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000 of which, no more than $100,000 may be in the form of stock options.

Option Grants

The Option Plan authorizes the Board, on the recommendation of the Compensation Committee, to grant Options to directors, employees, officers and service providers of Alexco and its subsidiaries.

The number of Shares, the exercise price per Share, the vesting period and any other terms and conditions of options granted pursuant to the Option Plan, from time to time are determined by the Board, on the recommendation of the Compensation Committee, at the time of the grant, subject to the defined parameters of the Option Plan. The date of grant of an Option shall be the date that the grant was approved by the Board.

Exercise Price

The exercise price of any Option cannot be less than the volume weighted average price of the Shares on the TSX for the five days on which Shares were traded immediately preceding the date of grant (the “Fair Market Value”) , provided that, with respect to any Option granted to an optionee who is a U.S. citizen or U.S. resident (as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”))(a “U.S. Participant”), the Fair Market Value shall not be less than the closing price of the Shares on the TSX on the last trading day immediately prior to the date of grant.

Option Period and Vesting

Options are exercisable for a period of five years from the date the option is granted or such greater or lesser period as determined by the Board, which period may not exceed ten years. Options may be earlier terminated in the event of death or termination of employment or appointment.

Unless otherwise determined by the Board, Options will vest as to 33 1/3% immediately and then as to 33 1/3% on each of the first and second anniversary dates of the grant date.

The maximum grant-date fair value (equal to the accounting fair value determined in respect of option granting for the Corporation’s annual financial reporting purposes) of stock options granted to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $100,000.

In the event of a change of control, unless otherwise determined by the Board, (i) all outstanding Options will vest and be exercisable; and (ii) all Options that are not otherwise exercised contemporaneously with the completion of the change of control will terminate and expire immediately thereafter.

Blackout Periods

Pursuant to the Option Plan, when the expiry date of an Option occurs during, or within ten (10) days following, a “blackout period”, the expiry date of such option is deemed to be the date that is ten (10) days following the expiry of such blackout period. Blackout periods are imposed by the Corporation to restrict trading of the Corporation’s securities by directors, officers, employees and certain others who hold Options, in accordance with the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy and similar policies in effect from time to time, in circumstances where material non-public information exists, including where financial statements are being prepared but results have not yet been publicly disclosed. Notwithstanding the foregoing, Options granted to U.S. Participants generally may not be extended beyond their original expiry date.

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Cashless Exercise Rights

Cashless exercise rights may also be granted under the Option Plan, at the discretion of the Board on the recommendation of the Compensation Committee, to an optionee in conjunction with, or at any time following the grant of, an Option. Cashless exercise rights under the Option Plan effectively allow an optionee to exercise an Option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise such Option and receive, in lieu thereof, a number of fully paid Shares. The number of Shares issuable on the cashless exercise right is equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate option price of all Shares subject to such option by the Fair Market Value of one Share.

Termination or Death

If an optionee dies while employed by the Corporation, any Option held by him or her will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. Similarly, an incentive stock option held by a US Participant who incurs a permanent disability will be exercisable for a period of 12 months or until the expiration of the Option (whichever is sooner). If an optionee is terminated for cause, no Option will be exercisable following the date of termination unless the Board determines otherwise. If an optionee ceases to be employed or engaged by the Corporation for any reason other than for cause or death, then the Options will be exercisable for a period of no more than 3 months or prior to the expiration of the Options (whichever is sooner).

Incentive Stock Options

Options granted to U.S. Participants may be granted as “incentive stock options” or “nonqualified stock options”, as specified by the Corporation in the award agreement. Incentive stock options (“ISOs”) generally do not require payroll or income tax withholding upon exercise and their taxation depends on whether the optionee has met two separate holding periods prior to disposition of the Shares: at least two years from the date of grant and at least one year from the date of exercise. If both holding periods are met, the disposition of Shares will result in the proceeds being taxed at long-term capital gains rates. Options may only be granted as ISOs to the extent that the aggregate Fair Market Value of the Shares as of the date of grant underlying all ISOs that are exercisable for the first time during any calendar year (under the Option Plan and all other plans for the Corporation and any parent or subsidiary) does not exceed US$100,000.

ISOs may not be granted with an exercise price less than 100% of the Fair Market Value of a Share on the date of grant. In addition, any ISO granted to an optionee who is a 10% shareholder may not have an exercise price less than 110% of the Fair Market Value of a Share on the date of grant. All ISOs will terminate no later than ten years after the date of grant (or no later than five years after the date of grant if the optionee is a 10% shareholder).

Transferability

Pursuant to the Option Plan, any awards granted to a participant shall not be transferable except by will or by the laws of descent and distribution.

Amendments to the Option Plan

The Board may amend, suspend or terminate the Option Plan or any Award granted under the Option Plan without shareholder approval, including, without limiting the generality of the foregoing: (i) changes of a clerical or grammatical nature; (ii) changes regarding the persons eligible to participate in the Option Plan; (iii) changes to the cashless exercise right provisions; and (iv) any other non-material administrative matter relating to the Option Plan and the Awards granted thereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Corporation’s shares are listed;
(b)	no amendment to the Option Plan or to an Award granted thereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;
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(c)	the expiry date of an Option shall not be more than ten (10) years from the date of grant of such Option, provided, however, that at any time the expiry date should be determined to occur either during a blackout period or within ten business days following the expiry of a blackout period, the expiry date of such Option shall be deemed to be the date that is the tenth business day following the expiry of the blackout period;
(d)	the Board of Directors shall obtain shareholder approval of:
(i)	any amendment to the aggregate number of Shares issuable under the Option Plan;
(ii)	any amendment to the limitations on Shares that may be reserved for issuance, or issued, to insiders;
(iii)	any amendment that would reduce the exercise price of an outstanding Option other than pursuant to a declaration of stock dividends of shares or consolidations, subdivisions or reclassification of shares, or otherwise;
(iv)	any amendment that would extend the expiry date of any Option granted under the Option Plan except in the event that such option expires during or within ten (10) business days following the expiry of a blackout period;
(v)	any amendment to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation;
(vi)	any amendment which would permit options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; and
(vii)	any amendment to the plan amendment provisions.

If the Option Plan is terminated, the provisions of the Option Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award pursuant thereto remain outstanding.

Summary of RSU Plan

The RSU Plan is a “rolling” plan, pursuant to which the aggregate number of Shares to be issued under the RSU Plan shall not exceed 3.0% of the Corporation’s outstanding issue and, together with any other security-based compensation arrangements of the Corporation in effect from time to time, shall not exceed 15% of the Corporation’s outstanding issue from time to time.

Eligible RSU Participants and Plan Maximum

Pursuant to the RSU Plan, restricted stock units (“RSUs”) may be awarded to any director that is not a non-employee director (an “Eligible Director”), employee, officer or consultant of the Corporation or its affiliates (each an “Eligible RSU Participant”).

In addition:

a)	the aggregate number of Shares that may be issued and issuable under the RSU Plan (when combined with all of the Corporation’s other security-based compensation arrangements, as applicable):

(i)          to insiders shall not exceed 10% of the Corporation’s outstanding issue from time to time;

(ii)        to insiders within any one-year period shall not exceed 10% of the Corporation’s outstanding issue from time to time;

(iii)      the number of Shares issuable to any one Eligible RSU Participant or other individual pursuant to an RSU award within any one-year period, cannot exceed 1% of the Corporation’s outstanding issue; and

(iv)       the number of Shares issuable to all Eligible RSU Participants pursuant to awards within any one-year period, cannot exceed 2% of the Corporation’s outstanding issue.

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b)	the maximum aggregate grant date fair value (equal to the accounting fair value so determined) of Awards under the RSU Plan, together with the Corporation’s other security based compensation arrangements, as applicable, to any non-employee director in any fiscal year of the Corporation shall not exceed $150,000 excluding any one-time sign-on awards or equity granted in lieu of cash retainers.

RSU Grants and Settlement

The RSU Plan authorizes the Board, on the recommendation of the Compensation Committee, to grant RSUs. The number of Shares, the vesting period and any other terms and conditions of RSUs granted pursuant to the RSU Plan, from time to time are determined by the Board, on the recommendation of the Compensation Committee, at the time of the grant, subject to the defined parameters of the RSU Plan. The date of grant of RSUs shall be , as determined by the Board, the latest to occur of (i) the date as of which the Board approves an RSU award, (ii) the date on which the recipient of an RSU award first becomes eligible to receive an RSU award, or (iii) such other date as may be specified by the Board. The award of RSUs under the RSU Plan may be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms thereof.

Settlement of RSUs shall be in Shares issued by the Corporation from treasury. The Committee shall specify the circumstances in which awards shall be made or forfeited in the event of termination of service by the grantee prior to vesting.

Exercise Period and Vesting

At the time a grant of RSUs is made, the Board may, in its sole discretion, establish a period of time (an “RSU Vesting Period”) applicable to such RSUs. Each RSU award may be subject to a different RSU Vesting Period. The Board may, in its sole discretion, at the time a grant of RSU is made, prescribe restrictions in addition to or other than the expiration of the RSU Vesting Period, including the satisfaction of certain corporate and/or individual performance objectives, which may be applicable to all or any portion of the RSUs.

Notwithstanding the foregoing:

(a)	RSUs that vest solely by the passage of time shall not vest in full in less than 2 years from the date of grant; and

(b)	RSUs for which vesting may be accelerated by achieving performance targets shall not vest in full in less than 6 months from the date of grant.

Upon expiration of the RSU Vesting Period and the satisfaction of any other restrictions prescribed by the Board, RSUs shall vest and shall be settled in Shares issued by the Corporation from treasury and, unless otherwise provided in the award agreement in respect of such RSUs, a share certificate for that number of Shares equal to the number of vested RSUs shall be delivered, to the grantee or the grantee’s beneficiary or estate, as the case may be.

At the time a grant of RSUs is made, the Board may in its sole discretion establish a period of time during which the RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the grantee’s beneficiary or estate, as the case may be, upon the death of the grantee).

Amendment and Termination of RSU Plan

The Board may suspend or terminate the RSU Plan at any time, or from time to time amend or revise the terms of the RSU Plan or any granted award without the consent of the Eligible RSU Participants provided that such suspension, termination, amendment or revision shall:

(a)	not adversely alter or impair the rights of any Eligible RSU Participant, without the consent of such Eligible RSU Participant except as permitted by the provisions of the RSU Plan;
(b)	be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Corporation, the TSX, or any other regulatory body having authority over the Corporation; and
(c)	be subject to shareholder approval, where required by law or the requirements of the TSX provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Corporation make the following amendments to the RSU Plan:
(i)	any amendment to the vesting provision, if applicable, or assignability provisions of the awards;
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(ii)	any amendment regarding the effect of termination of a participant’s employment or engagement;
(iii)	any amendment which accelerates the date on which any RSU may vest under the RSU Plan;
(iv)	any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body;
(v)	any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the RSU Plan, correct or supplement any provision of the RSU Plan that is inconsistent with any other provision of the RSU Plan, correct any grammatical or typographical errors or amend the definitions in the RSU Plan;
(vi)	any amendment regarding the administration of the RSU Plan;
(vii)	any amendment to add provisions permitting the grant of awards settled otherwise than with Shares issued from treasury, a form of financial assistance or clawback; and
(viii)	any other amendment that does not require the approval of the shareholders of the Corporation under subparagraph (b) above.

Notwithstanding the foregoing, the Board shall not adopt any of the following amendments without having obtained shareholder approval thereof:

(a)	any amendment to the number of Shares available for issuance;
(b)	amendments to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; and
(c)	amendments to the amendment provisions of the RSU Plan.

Termination of Service

Unless the Board otherwise provides in an award agreement or in writing after the award agreement is issued, subject to prior TSX approval, upon the termination of a grantee’s service, any RSUs granted to such grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of RSUs, the grantee shall have no further rights with respect to such award, including but not limited to any right to receive dividends with respect to the RSUs.

Summary of DSU Plan

The DSU Plan is a “fixed” plan, pursuant to which the maximum aggregate number of Shares that may be issued is 2,100,000 Shares.

Eligible DSU Participants and Plan Maximum

Pursuant to the DSU Plan, deferred share units (“DSUs”) may be awarded to any director of the Corporation designated by the Compensation Committee (each a “DSU Participant”). In addition:

(a)	the maximum number of DSUs which may be awarded under the DSU Plan shall be 2,100,000 or such greater number as may be approved from time to time by an ordinary resolution of the shareholders of the Corporation and the TSX;

(b)	the maximum number of Shares reserved for issuance under the DSU Plan shall be 2,100,000 or such greater number as may be approved from time to time by an ordinary resolution of the shareholders of the Corporation and the TSX;

(c)	the maximum aggregate grant date fair value (equal to the accounting fair value so determined) of Awards under the DSU Plan, together with the Corporation’s other security based compensation arrangements, as applicable, to any non-employee director in any fiscal year of the Corporation shall not exceed $150,000 excluding any one-time sign-on awards or equity granted in lieu of cash retainers;

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(d)	the number of Shares issued to insiders under the DSU Plan, or when combined with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 10% of the Corporation’s outstanding issue; and

(e)	the number of Shares issuable to insiders under the DSU Plan, or when combined with any other previously established or proposed share compensation arrangements, at any time, may not exceed 10% of the Corporation’s outstanding issue.

DSU Grants and Settlement

The DSU Plan authorizes the Board, on the recommendation of the Compensation Committee, to award DSUs to Directors, in such number and effective as of such date as the Board may determine. The Board shall base its decision to award DSUs to DSU Participants on such criteria as the Board or Committee may determine, provided that such criteria and the award shall, in any event, relate to services performed or to be performed by the DSU Participant as a Director of the Corporation.

Each DSU Participant shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date on which DSU Participant ceases to be a director of the Corporation and all Affiliates, including in the event of the death of the Participant (the “Termination Date”) and ending on the 90th day following the Termination Date by providing a written notice of redemption to the Corporation in the form prescribed in the DSU Plan. In the event of the death of a DSU Participant, the notice of redemption shall be filed by the administrator or liquidator of the estate of the DSU Participant.

The Board shall determine in its sole discretion whether such redemption shall be settled by:

(a)	a cash payment equal to the number of DSUs credited to the DSU Participant’s account as of the Termination Date multiplied by the Share Price (as defined below) on the Termination Date;

(b)	Shares purchased on the DSU Participant’s behalf on the open market or Shares issued from treasury; or

(c)	a percentage of the number of DSUs paid out in cash and the remaining percentage of the DSUs paid out as Shares either purchased on the DSU Participant’s behalf on the open market or Shares issued from treasury.

For the purposes of the DSU Plan, the “Share Price” means the volume weighted average trading price of the Corporation’s Shares on the TSX for the five (5) consecutive trading days immediately preceding either (a) the Termination Date in respect of redemption by non-U.S. DSU Participants or (b) the date of the expiration of the six-month period referenced in Section 20 of the DSU Plan in respect of redemption by “U.S. Eligible Participants” (as defined in the DSU Plan) or the date of death, as applicable, or in the event such Shares are not traded on the TSX or other recognized stock exchange, the fair market value of such Shares as determined by the Compensation Committee acting in good faith.

DSU Plan Amendment and Termination

The Compensation Committee may decide to discontinue granting awards under the DSU Plan at any time in which case no further DSUs shall be awarded or credited. Any DSUs which remain outstanding in a DSU Participant’s account at that time shall continue to be dealt with according to the terms of the DSU Plan. The DSU Plan shall terminate when all payments owing pursuant to the DSU Plan have been made and all DSUs have been cancelled in all DSU Participants’ accounts.

The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	amendments to the termination provisions of the DSU Plan;

(b)	amendments necessary or advisable because of any change in applicable securities laws;

(c)	amendments to Section 4 relating to the administration of this Plan; and

(d)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature.

In addition:

(a)	any amendment shall not alter the terms or conditions of any DSU or impair any right of any holder of DSUs pursuant to any DSU granted prior to such amendment;
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(b)	no amendment shall be made which prevents the DSU Plan from continuously meeting the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) or any successor provision thereto;

(c)	notwithstanding the foregoing, the Board shall not adopt any of the following amendments without having obtained shareholder approval thereof:

(i)	any amendment to the number of Shares available for issuance;
(ii)	amendments to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; and
(iii)	amendments to the amendment provisions of the DSU Plan.

As of April 23, 2020, there are 10,121,400 Options, 412,006 RSUs, and 280,000 DSUs issued and outstanding under the Equity Incentive Plans, representing 8.7% of Alexco’s issued and outstanding Share capital.

Burn Rate

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company manual, of each of the Corporation’s security-based compensation arrangements for the three most recently completed financial years:

1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Equity Incentive Plan by the weighted average number of securities outstanding for the applicable fiscal year.

2)	In December 2019 the Company elected to accelerate the date of annual equity grants to the month of December, which in previous years was completed in the month of January (of the following year). The result is that there were effectively two equity grants to the Board and management during 2019; one in January 2019 and one December 2019. The Burn Rate attributable to the January 2019 equity grants is 2.2% and the burn rate attributable to the December 2019 equity grants is 2.3% for a combined total of 4.5%. Going forward the Corporation will now only make equity grants determinations, if any, in December of each year.

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Corporate Governance Practices

TSX listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in Alexco’s annual report or Circular. The disclosure is required to be made pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, and the guidelines contained in National Policy 58-201 Corporate Governance Guidelines, against which Alexco has reviewed its own corporate governance practices. In certain cases, Alexco’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for Alexco at its current stage of development and therefore these guidelines have not been adopted.

Independence of the Board

Alexco’s Board currently consists of seven directors, five of whom Alexco believes to be independent as at the date of this Circular based upon the tests for independence set forth in NI 52-110. Each of Elaine Sanders, Karen McMaster, Richard N. Zimmer, Rick Van Nieuwenhuyse and Terry Krepiakevich comprise the Company's independent directors. Clynton Nauman is not independent as he is the Chairman and Chief Executive Officer of Alexco. For the period April 17, 2017 to September 30, 2017, a corporation controlled by Michael Winn provided consulting services to Alexco’s subsidiary environmental consulting business (AEG). As a result, the Board determined that Mr. Winn ceased to be independent pursuant to the tests for independence set forth in NI 52-110 as of April 17, 2017, although he is considered independent under the rules of the NYSE American Equities Exchange pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. As a result of Mr. Nauman’s role as Chairman of Alexco, in addition to his existing title of CEO, Mr. Zimmer, who is considered an independent director, is the Lead Director of Alexco.

Effective April 17, 2020, Mr. Winn will be considered independent pursuant to the tests for independence set forth in NI 52-110 and Mr. Winn will continue to be considered independent under the rules of the NYSE American Equities Exchange pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide.

The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board. The Board follows a practice of having the non-executive directors meet in camera, without management being in attendance, as a standing agenda item for every Board meeting. Also, to further facilitate open and candid discussion among its independent directors, and to facilitate the Board’s exercise of independent judgment in carrying out its responsibilities, the Board encourages Alexco’s independent directors to meet at any time they consider necessary without any members of management or non-independent directors being present. Alexco’s auditors, legal counsel and employees may also be invited to attend meetings. In addition, a standing agenda item for every meeting of the Audit Committee, which is composed entirely of independent directors, is for the Committee to meet with Alexco’s auditors in camera, without management being in attendance. The Audit Committee has held five in-camera meetings with its auditors since January 1, 2019.

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Independent Directors
Planned Committee Memberships	Clynton R. Nauman (1)	Elaine Sanders	Karen McMaster	Michael D. Winn	Richard N. Zimmer (2)	Rick Van Nieuwenhuyse	Terry Krepiakevich
Audit Committee		√			√		C
NC&G Committee		√	√	√		C
Compensation Committee		C	√				√
EHS&T Committee			√	√	C	√
Additional Information
Director Since	2004	2016	2018	2005	2012	2005	2009
2019% “For” Votes	98.8%	98.9%	98.9%	98.8%	98.8%	98.8%	98.1%
Other Public Company Boards	• Novagold Resources Inc.			• Altus Strategies Plc. • Atico Mining Corp. • EMX Royalty Corp. • Revelo Resource Corp.	• Capstone Mining Corp. • Ascott Resources Ltd.	• Solidus Gold Inc.	• Kaizen Discovery Inc. • Metalla Royalty & Streaming Ltd.

C = Chair of the Committee √ = Member of the Committee

(1) Mr. Nauman currently serves as Chairman of the Board of Directors and non-independent Director. He is also Chief Executive Officer of the Corporation.

(2) Mr. Zimmer is Lead Director.

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Skills	Clynton R. Nauman	Elaine Sanders	Karen McMaster	Michael D. Winn	Richard N. Zimmer	Rick Van Nieuwenhuyse	Terry Krepiakevich
Mining Operations	●	¡	¡	¡	●	●	¡
Exploration/Geology	●	¡	●	●	●	●	¡
Environmental / Health / Safety / Sustainability / Social Economic	●	¡	●	●	●	●	¡
Finance / Banking / Treasury	●	●	●	●	●	●	●
Mergers & Acquisitions	●	●	●	●	●	●	●
Accounting / Financial Audit	●	●	●	●	●	¡	●
Governance	●	●	●	¡	●	●	●
Legal	●	●	●	●	¡	¡	¡
Government Relations / Foreign Policy	●	¡	¡	¡	¡	●	●
Project Management	●	●	●	¡	●	●	●
Strategic Planning	●	●	●	●	●	●	●
●	Expert – worked directly or had individuals directly reporting to him/her in the specific area
●	Experienced – has a wide range of understanding in the specific area
¡	Knowledgeable – has knowledge about the specific area

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Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Schedule “A” hereto. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.

The Company has established measures for its stakeholders to provide feedback to the Board. Stakeholders may contact the Company Ethics Officer or the Chair of the Audit Committee, who can provide stakeholders with direct contact to the independent directors of the Company.

The Board meets on a regular basis to plan for the strategic growth of Alexco; throughout the year the Board identifies risks of Alexco’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitors senior management; ensures timely disclosure of material transactions; reviews and, if thought fit, approves opportunities as presented by management; and provides guidance to management. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of Alexco’s affairs and in light of opportunities or risks that Alexco faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Board Chair and Lead Director

The Chair of the Board is held by Mr. Nauman. As a result of Mr. Nauman not being an independent director, Mr. Zimmer, who is considered an independent director, was appointed Lead Director of Alexco. Under written terms of reference adopted by the Board, the Chair, or Lead Director when the Chair is not independent, shall act as the effective leader of the Board and shall ensure it carries out its responsibilities effectively, efficiently and independently of management and in the long-term best interests of Alexco. The Chair or Lead Director acts as a liaison between management and the Board and as the primary representative and spokesperson for the Board, and promotes effective relations with Shareholders, other stakeholders and the public. The Chair or Lead Director provides leadership to and, with the N&CG Committee, assists the Board in understanding and meeting its obligations and responsibilities, including those relating to the Mandate of the Board and other corporate governance matters, and in assessing the Board’s success in meeting its obligations. The Chair or Lead Director is also responsible for overseeing the performance of the CEO and senior management and leading the Board’s review of the CEO’s performance, as well as providing leadership to, and acting as a sounding board and advisor for, the CEO.

Position Descriptions

The Board has developed a written position description for the Chair, or the Lead Director when the Chair is not independent, of the Board. The Board has also developed general terms of reference for Committees which include descriptions of roles and responsibilities for the chairs of Committees. The Board has developed a written position description for the Chief Executive Officer.

Board Committees

In addition to its Audit, Compensation and N&CG Committees, Alexco has an EHS&T Committee, which, under the supervision of the Board, has overall responsibility for developing and monitoring standards for ensuring a safe and healthy work environment and the protection of the environment and for reviewing Alexco’s technical work.

The Audit Committee is comprised of three independent Board members, including Terry Krepiakevich (Chair), Elaine Sanders and Richard Zimmer.

The N&CG Committee is comprised of three independent Board members, including Rick Van Nieuwenhuyse (Chair), Elaine Sanders and Karen McMaster.

The Compensation Committee is comprised of three independent Board members, including Elaine Sanders (Chair), Terry Krepiakevich and Karen McMaster. For the period January 1, 2019 to June 6, 2019. Richard N. Zimmer was a member of the Compensation Committee and was replaced by Karen McMaster.

The EHS&T Committee is comprised of a majority of independent Board members, including Richard N. Zimmer (Chair), Rick Van Nieuwenhuyse, Michael Winn and Karen McMaster.

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All Committees are accountable to the full Board.

Assessments

The Board, on at least an annual basis, reviews the performance and effectiveness of the Board, its Committees and individual directors. The N&CG Committee is responsible for assessing on at least an annual basis the overall effectiveness of the Board as a whole, each of the Committees (other than the N&CG Committee itself, which is evaluated by the full Board), the Chair of the Board and individual directors. Each Committee is requested to complete a self-assessment of its performance, and formal surveys are conducted with each of the individual directors. As part of the assessments, the Board or the individual Committee may review their respective mandate or charter and conduct reviews of applicable corporate policies. The N&CG Committee reports the results of its assessments to the full Board, which report the Board takes into consideration when completing its overall performance and effectiveness reviews. In addition, the Lead Director of the Board conducts a one-on-one session with each director to seek candid feedback regarding each other director of the Board, the Board performance and any concerns or issues the director may have, and presents a summary of his findings to the Board as a whole.

Orientation and Continuing Education

Alexco provides informal continuing education to its Board members with guest speakers invited to present at Board and Committee meetings, and also encourages them to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit Alexco’s properties. Board members have full access to Alexco’s records. Advisors are invited to attend Board meetings as appropriate to make presentations and answer questions from time to time.

During the year, Alexco had the following presentations:

Presentation Topic	Presenter	Directors Present
Insurance Landscape	Hub International Insurance	Audit Committee
Executive and Director Compensation	Global Governance Advisors	Compensation Committee
Overview of SEC’s New Mining Disclosure Rules	Dorsey & Whitney, LLP	N&CG Committee

During the year ended December 31, 2019, Richard N. Zimmer (in his capacity as Chair of the EHS&T Committee), travelled to Yukon, Canada where he and key management conducted a site tour at the Corporation’s Keno Hill property.

The N&CG Committee is responsible, among other things, for determining appropriate orientation programs for new Board members. New Board members are provided with:

1.	Information respecting the functioning of the Board and Committees, including a copy of Alexco’s Corporate Governance Manual;
2.	Access to recent publicly-filed documents of Alexco;
3.	Access to Alexco’s management, auditors and technical consultants; and
4.	Further information as deemed appropriate and desirable by the N&CG Committee on a case-by-case basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of Alexco and to meet responsibilities to Shareholders. The Board has adopted a written code of business conduct and ethics (the “Code”), which is applicable to all of Alexco’s directors, officers and employees and which may be viewed by visiting Alexco’s web site at www.alexcoresource.com as well as under Alexco’s profile on SEDAR at www.sedar.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify the Chair of the Audit Committee or Alexco’s Ethics Officer. No material change report filed since the beginning of Alexco’s most recently completed financial year pertains to any conduct of a director or executive officer that constitutes a departure from the Code. The N&CG Committee is responsible (among other things) for overseeing the procedure for monitoring directors’ responsibility and diligence and for determining the independence of directors. Under the Code, as well as under terms of reference for directors that have been developed by the Board, directors are required to exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. In addition, Alexco requires that directors who have a material interest declare that interest to the Board and, where applicable, the Committees as well.

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Nomination of Directors

Alexco’s N&CG Committee is comprised solely of directors who are considered independent under the tests prescribed by NI 52-110, and is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its Committees, and for annually assessing Board performance. The N&CG Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives from industries relevant to the business of Alexco are consulted for possible candidates, and search firms may be retained to the extent the Committee considers appropriate.

Director Share Ownership Requirements

During the financial year ended December 31, 2012, the Board implemented a policy requiring each director to own and hold a minimum of 20,000 Shares, including RSUs and DSUs but not including any Shares represented by unexercised stock options, with a period of up to three years provided to acquire such ownership position. As at December 31, 2019 and as at April 23, 2019, all directors met this minimum Share ownership requirement.

Compensation

The determination of compensation for Alexco’s officers and directors is the responsibility of the Board, taking into consideration the recommendations of Alexco’s Compensation Committee. All of the members of the Compensation Committee must be independent under the tests prescribed by NI 52-110. For further information regarding the process by which compensation is determined for Alexco’s officers and directors, refer to the Compensation Discussion and Analysis section commencing on page 15, and particularly the sub-heading Role of Compensation Committee.

Director Term Limits and Other Mechanisms of Board Renewal

Alexco has not adopted term limits for its directors or other mechanisms for Board renewal. The NC&G Committee, on an annual basis, reviews the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors or other adjustments as appropriate.

The NC&G Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of Alexco's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of Alexco.

Policies Regarding the Representation of Women on the Board

The Board has adopted a diversity policy (the “Diversity Policy”) which recognizes and embraces the benefits of having a diverse Board and executive team, including but not limited to gender diversity. The Board believes gender diversity is a significant aspect of diversity and acknowledges the role that women can play in contributing to diversity of perspective in the boardroom.

The objective of the Diversity Policy, as it relates to women on the Board, is to ensure that gender diversity is taken into account when reviewing board composition and that there is a required identification of women candidates embedded in the director nomination and executive level appointment process of the N&CG Committee.

Selection of female candidates to join the Board or the executive team will be, in part, dependent on the pool of female candidates with the requisite skills, knowledge and experience. The ultimate decision will be based on merit and the contribution the chosen candidate will bring to the Company.

In order to promote the specific objective of gender diversity, the selection process for Board and senior executive appointments must involve the following steps (including where the Company engages an external recruitment agency to identify and assess candidates):

•	a short-list identifying potential candidates for the appointment which must include at least 50% qualified female candidates; and
•	if, at the end of the selection process, a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination.
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The Company targets to maintain a Board in which at least 25% of the Board is represented by female directors. At the date of this Circular, the Board consists of 7 Directors, of which 2 Directors are female, representing 29% female representation on the Board.

On an annual basis, the N&CG Committee assesses the effectiveness of Alexco's performance in meeting the objectives outlined in the Diversity Policy by a review of our progress in increasing diversity amongst management and on the Board, by the percentage of female candidates identified during the process to fill any vacancies in management or on the Board and the percentage of female candidates. The Board has oversight of any diversity initiative implemented by management and will monitor measurable goals for achieving the objectives established for the initiative.

Consideration of the Representation of Women in the Director Identification and Selection Process

Selection of female candidates to join the Board will be, in part, dependent on the pool of female candidates with the necessary skills, knowledge and experience. The consideration of potential candidates for appointments must include at least 50% qualified female candidates. If, at the end of the selection process a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination, which will advance the Company's commitment to diversity.

Consideration Given to the Representation of Women in Executive Officer Appointments

Alexco's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. The consideration of potential candidates for appointments must include at least 50% qualified female candidates. If, at the end of the selection process a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination, which will advance the Company's commitment to diversity.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

Although Alexco has adopted specific targets for women on the board, it has not adopted specific targets for women in executive positions. Alexco has had female leadership in executive positions and as part of Alexco’s desire to facilitate gender diversity in management and leadership roles, Alexco will also:

•	consider policies which address impediments to gender diversity in the workplace and review their availability and utilisation;
•	regularly review the proportion of women at all levels of the Company;
•	monitor the effectiveness of, and continue to expand on, existing initiatives designed to identify, support and develop talented women with leadership potential; and
•	continue to identify new ways to entrench diversity as a cultural priority across the organisation.

Number of Women on the Board and in Executive Officer Positions

As of the Record Date, two of seven (29%) directors of Alexco are female. See also “Policies Regarding the Representation of Women on the Board” above.

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Majority Voting Policy

See “Election of Directors – Majority Voting Policy”.

Participation of Directors in Other Reporting Issuers

During the year certain of Alexco’s directors were also directors in other reporting issuers (or equivalent), as disclosed in the following table:

Name of Director	Directorship(s) held in other Reporting Issuers
Clynton R. Nauman	NovaGold Resources Inc.
Terry Krepiakevich	Kaizen Discovery Inc. Metalla Royalty and Streaming Ltd.
Rick Van Nieuwenhuyse	Trilogy Metals Inc.[1] NovaGold Resources Inc.[1] SolidusGold Inc.
Richard N. Zimmer	Ascot Resources Ltd. Capstone Mining Corp.
Michael D. Winn	Altus Strategies Plc Atico Mining Corp. EMX Royalty Corp. Revelo Resource Corp.
(1)	Mr. Van Nieuwenhuyse ceased to be a director for NovaGold Resources Inc. effective May 16, 2019 and ceased to be a director of Trilogy Metals Inc. on September 5, 2019.

Interlocking Directorships

As of December 31, 2019, there are no interlocking directorships.

Audit Committee Information

Detailed information with respect to Alexco’s audit committee is contained under the heading “Audit Committee Information” in Alexco’s Annual Information Form dated March 11, 2020 for the year ended December 31, 2019 filed under Alexco’s profile on SEDAR at www.sedar.com.

Other Information

Indebtedness to Corporation of Directors and Officers

As at April 23, 2020, other than routine indebtedness, there was no indebtedness outstanding of any current or former director, executive officer or employee of Alexco or its subsidiaries which is owing to Alexco or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Alexco or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of Alexco, no proposed nominee for election as a director of Alexco and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to Alexco or its subsidiaries; or
(ii)	is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Alexco or its subsidiaries, in relation to a securities purchase program or other program.

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Management Contracts

No management functions of Alexco are performed to any substantial degree by a person other than the directors or executive officers.

Interest of Certain Persons or Companies in Matters To Be Acted Upon

Except as otherwise disclosed, to the knowledge of Alexco, no director or executive officer since the commencement of Alexco’s last completed fiscal year, proposed nominee of management for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors or appointment of auditors.

Interest of Informed Persons in Material Transactions

No informed person, officer or proposed director and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Alexco’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect Alexco or any of its subsidiaries.

Additional Information

Financial information is provided in Alexco’s comparative financial statements and MD&A for its most recently completed financial year. Additional information relating to Alexco, including audited comparative financial statements, MD&A, annual information form and US Form 40-F for its most recently completed financial year, is on Alexco’s web site at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact Alexco at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9 to request, free of charge, hard copies of Alexco’s audited financial statements and MD&A.

DATED as of this 23rd day of April, 2020.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, Chairman and Chief Executive Officer

Management Information Circular | 46

Schedule “A”

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

This Mandate identifies the specific responsibilities of the Board of Directors of the Company (the ”Board”). The Board is responsible for the stewardship of the Company and oversees the management of the business and affairs of the Company to maximize long term financial strength and shareholder value. The Board also sets and oversees policies and standards, including corporate governance principles and guidelines, which promote the integrity of the Company and its officers and employees, and protect the interests of shareholders. The Board may discharge certain of its responsibilities identified in this Mandate by delegating certain duties to committees of the Board and management. The specific duties delegated to each such committee are outlined in the respective charter for each committee.

COMPOSITION

The Chair of the Board should be “independent” as defined in National Instrument 52-110 – Audit Committees. Where this is not appropriate, an independent director should be appointed to act as “lead director”. The Chair, or lead director if the Chair is not independent, shall act as the effective leader of the Board and shall be responsible to ensure that the Board executes this Mandate effectively, efficiently, and independently of management. Upon resignation of a member of the Board, such vacancy shall be filled by appointment by the Board, taking into consideration the recommendation(s) of the Nominating & Corporate Governance Committee, as soon as practical.

RESPONSIBILITIES

Leadership and Integrity

To promote leadership and integrity throughout the Company, the Board, with the assistance of the committees as appropriate, selects senior management, directors, officers and advisors who the Board believes will conduct themselves with utmost integrity and will comply with the Board’s directions and policies and applicable laws and regulations. The Board, with the assistance of the Nominating & Corporate Governance Committee, determines the number of directors, nominates a majority of directors who are independent of management and who have appropriate skills and experience in order to create an effective Board, and selects a director who is independent of management to serve as chair (or lead director) of the Board.

On at least an annual basis, through the appropriate committees, the Board reviews the ongoing performance of management, directors and officers and committees of the Board. To the extent feasible, whilst conducting such reviews, the applicable committees also satisfy themselves as to the integrity of the Chief Executive Officer (“CEO”) and other executive officers of the Company and evaluate the extent to which the CEO and other executive officers of the Company create a culture of integrity throughout the Company. In addition, each of the independent members of the committees meet from time to time as necessary, and the independent members of the Board meet at least annually separately from other members of the Board and management, in order to help ensure that the interests of the Company and its shareholders can be considered independently of any contribution from non-independent members of the Board and management.

Strategic Planning

The Board, in consultation with management, annually reviews and approves the strategic direction for the Company and the process for implementing the plan. The Board provides direction to the CEO and other senior management to ensure the strategic direction set by the Board is followed. The Board receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the direction can be adjusted where required. At each Board meeting, recent developments that may impact the Company’s strategic direction are reviewed and revisions to the direction and operations are made as required. The Board reviews the human and corporate resources required to achieve the goals of the strategic direction and approves the Company’s annual capital and operating plans, material equity and debt financing, material contracts and material acquisitions and divestitures. All such plans and reports may be orally presented to the Board or may be in written form if so required by the Board.

Dealing with Risks

The Board, on at least an annual basis and in participation with management, reviews and identifies what it perceives to be the principal risks to the Company and reviews management’s plans for monitoring and managing those risks. The Board shall instruct management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized and to implement and monitor appropriate procedures and systems in accordance with normal industry practice and applicable laws and regulations. The Board also reviews the systems in place for managing the risks, including insurance coverage, to determine the adequacy of such risk management systems. The Board may from time to time appoint committees or advisors to assist in assessing different risks.

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Succession Planning and Performance Reviews

The Board, through the Nominating & Corporate Governance Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise. The Board's policy is to select individuals who have the required expertise and therefore would require minimal training in order to assume their role with the Company. The CEO is assigned the responsibility of ensuring the new person is informed of the Company's policies and practices and would be instructed to arrange additional training if required.

The CEO has primary responsibility for supervising, reviewing and reporting to the Board, through the Compensation Committee, on the performance of other senior management. The Board also reviews on an annual basis the performance of the CEO against the performance criteria established from time to time.

Communication

The Code of Business Conduct and Ethics governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

The Company has established measures for its stakeholders to provide feedback to the Board. Stakeholders may contact the Company Ethics Officer or the Chair of the Audit Committee, who can provide stakeholders with direct contact to the independent directors of the Company. Please refer to the Code of Business Conduct and Ethics for the contact information of the Company Ethics Officer and the Chair of the Audit Committee.

Internal Controls and Management Information Systems

The effectiveness of the Board and the success of the Company are tied to the effectiveness and integrity of the Company's internal control and management information systems. To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the Audit Committee and the oversight of the Company’s auditors, oversees the implementation and monitoring of internal control and management information systems, takes an active role in overseeing the operations of the Company and assesses information provided by management.

Corporate Governance Principles and Guidelines

The Board has appointed the Nominating & Corporate Governance Committee which is composed solely of independent directors and which has overall responsibility for developing the Company’s approach to corporate governance. In particular, the Committee is responsible for reviewing legal requirements and trends regarding corporate governance, reviewing the Company’s corporate governance policies, practice and compliance, and monitoring and assessing the functioning of the Board and committees of the Board. The Board has adopted the Company’s Code of Business Conduct and Ethics which sets forth guiding principles for the business operations of the Company. Subject to committee delegation, the Board is responsible for monitoring the Code of Business Conduct and Ethics. Waivers from the Code of Business Conduct and Ethics for the benefit of the directors or executive officers of the Company may be granted only by the Board.

Expectations and Responsibilities of Directors

The Board has adopted Terms of Reference for Directors which set forth the expectations and responsibilities of individual directors. The Terms of Reference for Directors prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations and advise the Chair of all directorships or other positions held in public and non-public companies, regularly attend and prepare for Board and committee meetings and comply with all applicable laws and regulations, and policies and guidelines established for the Company.

Orientation and Continuing Education

The Board will ensure that all new incoming directors receive a comprehensive orientation such that all new directors fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that the Company expects from its directors). The Board will ensure that all new directors understand the nature and operation of the Company’s business. The Board will provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.

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SPECIFIC DUTIES AND TASKS

In addition to the above responsibilities, the Board’s mandate includes the following duties and tasks:

1.	Reviewing and approving any proposed changes to the Company’s notice of articles or articles.
2.	Taking responsibility for, and appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.
3.	Approving payment of distributions to shareholders.
4.	Approving any offerings, issuances or repurchases of share capital or other securities.
5.	Approving the establishment of credit facilities and any other long-term commitments.
6.	Developing clear position descriptions or terms of reference for the Chair of the Board, the Chair of each Board committee and the CEO (which includes delineating management's responsibilities).
7.	Developing or approving the corporate goals and objectives that the CEO is responsible for meeting.
8.	Selecting and appointing the CEO, the President and the Chief Financial Officer (“CFO”), evaluation of and (if necessary) termination of the CEO, the President and the CFO, and approving the hiring of any other senior executive or appointment of any corporate officer.
9.	Succession planning and other human resource issues.
10.	Approving the compensation of the senior executive officers, including performance bonus plans and stock options (if any).
11.	Adopting a strategic planning process, approving the strategic direction on at least an annual basis, and monitoring performance against such strategic direction.
12.	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.
13.	Reviewing policies and procedures to identify business risks, identifying the principal business risks and ensuring that systems and actions are in place to monitor them.
14.	Reviewing policies and processes to ensure that the Company’s internal control and management information systems are operating properly.
15.	Approving the financial statements, MD&A and other continuous disclosure requirements in accordance with applicable laws, and making a recommendation to shareholders for the appointment of auditors.
16.	Approving the Company’s Code of Business Conduct and Ethics, and other codes, mandates and policies, and monitoring their effectiveness and application.
17.	Assessing the contribution of the Board, committees and individual directors annually, and planning for succession of the Board and senior management.
18.	To the extent feasible, attending each meeting of the Board.
19.	To the extent feasible, reviewing the applicable meeting materials in advance of each meeting of the Board.
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20.	Developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines specifically tailored to the Company and in accordance with all applicable laws and regulations, including any stock exchange upon which the Company's securities are traded.

BOARD MEETING PROCESS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any director may call a meeting of the Board at any time.

Notice of Meeting

The Chair (or his or her delegate) of the Board shall arrange to provide notice of the time and place of every meeting in writing (including by email or facsimile) to each director at least 24 hours prior to the time fixed for such meeting, provided, however, that a director may in any manner waive a notice of a meeting. Attendance of a director at a meeting constitutes a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The Chair will also attempt to ensure that an agenda for the meeting and all required materials for review by the members of each committee are delivered to the members with sufficient time for their review.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of the Company.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution. A member of the Board will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

Minutes of Board Meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at in a timely manner after such meeting. Minutes of the meetings of each of the committees meetings will be made available to each Board member.

Meetings of Independent Directors

The independent directors on the Board should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Effective date

Updated and adopted by the Board effective March 13, 2019.

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Schedule “B”

COMPENSATION COMMITTEE CHARTER

GENERAL

The Compensation Committee, under the supervision of the Board of Directors of the Company (the “Board”), has the overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hire, retain and inspire the Company’s President, Chief Executive Officer, Chief Financial Officer and other executive officers (collectively, “Management”) and certain key employees and non-executive officers below the vice-president level (collectively, “Non-Management Officers”) and for recommending compensation for directors.

The term “compensation” shall include salary, bonus, stock options, securities issuable pursuant to incentive-compensation plans and equity-based plans, severance arrangements and other compensatory rights or benefits, direct or indirect, as applicable.

COMPOSITION

The Compensation Committee shall be comprised of a minimum of three (3) directors of the Company, all of whom shall be “independent” as defined in section 1.4 of National Instrument 52-110 – Audit Committees. Upon resignation of a member of the Compensation Committee, such vacancy shall be filled by appointment by the Board as soon as practical.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Compensation Committee the following powers and duties to be performed by the Compensation Committee on behalf of and for the Board.

The Compensation Committee shall:

(a)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for directors who serve on the Board or its committees;
(b)	review on an annual basis, and from time to time as required, and recommend to the Board for approval as necessary the performance targets and corporate goals relevant to Management compensation, and evaluate the performance of Management based on such goals;
(c)	review and recommend to the Board for approval the proposed appointment of any person to Management;
(d)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation of Management, considering all relevant matters including the goals of the Company and the effectiveness of Management in achieving such goals, the skill, qualifications and level of responsibility of Management, and compensation provided by comparative companies;
(e)	approve, determine and review as necessary from time to time the compensation of Non-Management Officers, considering all relevant matters including the goals of the Company and the effectiveness of such Non-Management Officers in achieving those goals, the skill, qualifications and level of responsibility of the Non-Management Officers, and compensation provided by comparative companies, provided that such approval and determination shall be subject to any applicable Board policies;
(f)	review and approve the Company's stock option plan, employee benefit plans and other compensatory plans adopted by the Company and review and approve benefits to be granted under such plans to Management, and Non-Management Officers as applicable, in accordance with any guidelines established by the Board;
(g)	with the assistance of Management, monitor trends in compensation of directors and management, review and recommend to the Board for approval as necessary the Company's compensation policies and plans;
(h)	review and recommend to the Board for approval all of the Company's executive compensation disclosure, including compensation philosophy, before it is publicly disclosed;
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(i)	review and recommend to the Board for approval all disclosure regarding the Company's stock option plans, employee benefit plans and other compensatory plans adopted by the Company that are submitted for shareholder approval;
(j)	review and approve all reports of the Compensation Committee in preparing the annual information circular, annual information form or other filings required in accordance with relevant securities laws as applicable; and
(k)	conduct an annual assessment of its performance and report the results of such assessment to the Board.

It shall be the general policy of the Company not to grant loans to directors, Management or Non-Management Officers.

The Compensation Committee shall have authority to engage and compensate outside advisors to review the Company’s compensation program and assist the Compensation Committee in carrying out its duties, as appropriate.

The Compensation Committee shall conduct a portion of each meeting without the presence of either Management or Non-Management Officers as the Committee deems necessary.

The Compensation Committee shall also have such other powers and duties as are delegated to it by the Board from time to time.

EFFECTIVE DATE

This Compensation Committee Charter was updated and adopted by the Board effective March 13, 2019.

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YOUR VOTE IS IMPORTANT

QUESTIONS MAY BE DIRECTED TO:

North America Toll-Free

(1-844-392-3035)

Email: info@alexcoresource.com

CORPORATE OFFICE	CONTACT INFORMATION	SHARE LISTING
1225 - 555 Burrard St., Vancouver, B.C., V7X 1M9	Tel: 604.633.4888 Fax: 604.633.4887	NYSE AMERICAN/TSX: AXU
Canada	Email: info@alexcoresource.com

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